File No. 333-141974
Filed Pursuant to Rule 424(b)(4)

PROSPECTUS SUPPLEMENT NO. 1 DATED NOVEMBER 15, 2007

(To Prospectus Dated September 6, 2007)

O2DIESEL CORPORATION

12,805,987 Shares of Common Stock

Sticker Supplement to Prospectus

This prospectus supplement supplements the prospectus dated September 6, 2007, of O2Diesel Corporation, relating to the sale by Fusion Capital II, LLC of up to 12,805,987 shares of our common stock. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 3 of the prospectus for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

QUARTERLY REPORT ON FORM 10-QSB

On November 14, 2007, O2Diesel Corporation filed a Quarterly Report on Form 10-QSB (the “10-QSB”) for the quarterly period ended September 30, 2007. The text of the 10-QSB, including Exhibits 31 and 32 thereto, is attached hereto as Annex A to this Prospectus Supplement No. 1 and incorporated herein by reference.

Annex A

Form 10-QSB for 9/30/2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-QSB

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED September 30, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to                     to

Commission File Number: 001-32228

O2DIESEL CORPORATION
(Name of small business issuer in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	91-2023525 (IRS Employer Identification No.)

100 COMMERCE DRIVE, Suite 301
NEWARK, DELAWARE 19713
(Address of Principal Executive Offices)

(302) 266-6000
(Issuer's telephone number)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑   No ☐

APPLICABLE ONLY TO CORPORATE ISSUERS

Indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No ☑

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or
15(d) of the Exchange Act after the distribution of securities under a plan confirmed by the court.
Yes ☐   No ☐

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:

As of November 14, 2007, the registrant had 83,913,641 shares of Common Stock,
$0.0001 par value per share, issued and outstanding

Transitional Small Business Disclosure Format (check one) Yes ☐   No☑

O2DIESEL CORPORATION
FOR THE QUARTER ENDED SEPTEMBER 30, 2007
INDEX TO FORM 10-QSB
PART I FINANCIAL INFORMATION

NOTE REGARDING FORWARD LOOKING STATEMENTS

This quarterly report on Form 10-QSB contains forward-looking statements concerning O2Diesel Corporation (“O2Diesel,” the “Company” or the “Registrant”) and its future operations, plans and other matters. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “might”, or “will” be taken or occur or be achieved) are not statements of historical fact and may be “forward looking statements” which include statements relating to, among other things, the ability of O2Diesel to successfully compete in the fuel additive and fuel distribution business.

O2Diesel cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Such forward-looking statements are based on the beliefs of O2Diesel's management as well as on assumptions made by and information currently available to O2Diesel at the time such statements were made. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis and other risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements, as a result of either the matters set forth or incorporated in this report generally or certain economic and business factors, some of which may be beyond the control of O2Diesel. These factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, failure to gain product approval in the United States or foreign countries for the commercialization and distribution of our products, failure to capitalize upon access to new markets and failure in obtaining the quality and quantity of ethanol necessary to produce our product at competitive prices. O2Diesel disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

FINANCIAL INFORMATION
ITEM 1.

O2Diesel Corporation
(A Development Stage Company)
Consolidated Balance Sheet
September 30, 2007

ASSETS
CURRENT ASSETS
Cash	$650,626
Restricted cash	2,898,550
Accounts receivable	108,852
Other receivables	251,127
Unbilled appropriations	138,505
Inventory	201,716
Prepaid expenses, parts and deposits	311,403

Total current assets	4,560,779

PROPERTY AND EQUIPMENT
Office furniture and equipment	262,824
Fuel and test equipment	269,803
Construction in progress	994,008
1,526,635
Less accumulated depreciation	(258,798)
1,267,837

TOTAL ASSETS	$5,828,616

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$1,594,709
Accrued expenses	621,452
Deferred grants	317,436
Deferred marketing program	67,833
Total current liabilities	2,601,430

TOTAL LIABILITIES	2,577,930

STOCKHOLDERS' EQUITY
Preferred stock: par value of $0.0001; 20,000,000 shares authorized; none issued and outstanding.	-

Common stock: par value of $0.0001; 135,000,000 shares authorized; 83,286,786 shares issued; 83,186,786 shares outstanding.	8,329

Additional paid-in capital	43,770,208
Unearned compensation	(19,590)
Accumulated other comprehensive loss	8,418
Treasury stock, at cost (100,000 shares)	(40,100)
Deficit accumulated during the development stage	(40,500,079)
3,227,186

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,828,616

See Notes to Financial Statements

O2Diesel Corporation
(A Development Stage Company)
Consolidated Statements of Operations

					October 14, 2007
					(inception)
	Nine months Ended		Three months Ended		through
	September 30,		September 30,		September 30,
	2007	2006	2007	2006	2007
Revenue:
Additive related sales	$304,126	$141,201	$123,128	$72,701	$742,449
Sponsorship income	21,375	46,371	1,875	9,375	169,248
Total revenue	325,501	187,572	125,003	82,076	911,697

Expenses:
Cost of Goods Sold	227,421	95,079	81,910	40,737	553,728
ProEco operating expenses	327,216	-	327,216	-	327,216
Selling and marketing	1,145,391	905,903	439,753	344,575	8,992,245
Product testing and government grants, net	449,316	(196,832)	259,651	(356,607)	1,427,099
General and administrative	5,850,477	6,158,235	2,101,332	3,010,524	31,399,507

Total operating expenses	7,999,821	6,962,385	3,209,862	3,039,229	42,699,795

Operating loss	(7,674,320)	(6,774,813)	(3,084,859)	(2,957,153)	(41,788,098)

Other income (expense):
Interest expense	(8,343)	(6,392)	(3,437)	(2,300)	(130,866)
Interest income	37,697	90,403	9,603	48,972	233,063
Foreign currency gain/(loss), net	230,297	251,560	148,759	(28,897)	729,080
Other income (expense), net	1,030	(4,920)	1,420	(1,392)	311,100
Total other income (expense)	260,681	330,651	156,345	16,383	1,142,377

Loss before benefit for income taxes	(7,413,639)	(6,444,162)	(2,928,514)	(2,940,770)	(40,645,721)

Benefit for income taxes	-	-	-	-	145,642

Net Loss	(7,413,639)	(6,444,162)	(2,928,514)	(2,940,770)	(40,500,079)

Deemed dividend to preferred stockholders	-	(5,581,133)	-	-	(6,200,005)

Net loss allocable to common stockholders	$(7,413,639)	$(12,025,295)	$(2,928,514)	$(2,940,770)	$(46,700,084)

Ner loss per common share (basic and diluted)	$(0.10)	$(0.19)	$(0.04)	$(0.04)	$(1.17)

Weighted average shares of common shares outstanding	77,658,507	62,822,036	81,751,676	73,734,522	58,770,423

Recapitalization resulting from the AAE Technologies International PLC acquisition	-	-	-	-	(18,926,524)

Weighted average shares of common shares outstanding - giving effect to the recapitalization	77,658,507	62,822,036	81,751,676	73,734,522	39,843,899

See Notes to Financial Statements

02Diesel Corporation
(A Development Stage Company)
Statement of Changes in Stockholders' Equity (Deficit)
October 14, 2000 (Inception) through September 30, 2007

						Common	Additional
	Preferred Stock		Common Stock		Unearned	Stock	Paid - In
	Shares	Amount	Shares	Amount	Compensation	Subscribed	Capital
Balance at October 14, 2000 (Inception)
Common stock issued in exchange for interest in wholly owned subsidiaries	-	$-	43,008,772	$430,088	$-	$-	$3,603,415
Net loss	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-
Comprehensive loss	-	-	-	-	-	-	-
Common stock issued on various dates during 2001	-	-	24,181,038	241,810	-	-	1,268,031
Balance at December 31, 2001	-	-	67,189,810	671,898	-	-	4,871,446
Net loss	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-
Comprehensive loss	-	-	-	-	-	-	-
Common stock issued at $0.225 per share on various dates during 2002	-	-	703,282	7,033	-	-	515,657
Balance at December 31, 2002	-	-	67,893,092	678,931	-	-	5,387,103
Net loss	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-
Comprehensive loss	-	-	-	-	-	-	-
Common stock issued on various dates during 2003	-	-	555,556	5,556	-	-	119,444
Common stock issued for consulting services	-	-	200,000	2,000	-	-	43,000
Common stock issued for remaining interest in subsidiaries on July 15, 2003	-	-	4,356,200	43,562	-	-	46,323
Common stock issued upon exercise of stock options on various dates during 2003	-	-	8,670,881	86,709	-	-	1,131,595
Recapitalization resulting from AAE acquisition on July 15, 2003	-	-	(56,928,690)	(814,283)	-	-	814,283
Common stock issued at $1.50 per share on various dates during 2003	-	-	3,333,333	333	-	-	4,999,667
Expenses related to 2003 issuance of common stock and recapitalization	-	-	-	-	-	-	(795,650)
Subscriptions for 754,900 shares of common stock at $1.50 per share on various dates during 2003	-	-	-	-	-	1,132,350	-
Balance at December 31, 2003	-	-	28,080,372	2,808	-	1,132,350	11,745,765
Net loss	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-
Comprehensive loss	-	-	-	-	-	-	-
Common stock issued at $1.50 per share on various dates in 2004	-	-	1,070,451	107	-	(1,132,350)	1,535,770
Preferred stock issued on various dates during 2004	1,550,000	155	-	-	-	-	5,478,609
Balance at December 31, 2004	1,550,000	155	29,150,823	2,915	-	-	18,760,144
Net loss	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-
Comprehensive loss	-	-	-	-	-	-	-
Common stock issued for consulting services	-	-	63,750	6	-	-	63,094
Warrants issued for consulting services	-	-	-	-	-	-	135,000
Common stock issued at $0.70 per share on various dates in 2005	-	-	7,515,981	752	-	-	4,832,439
Common stock issued at $0.7125 per share on various dates in 2005	-	-	3,228,070	322	-	-	2,090,178
Common stock issued at $0.564 per share on various dates in 2005	-	-	6,419,840	642	-	-	3,599,658
Balance at December 31, 2005	1,550,000	155	46,378,464	4,637	-	-	29,480,513
Net loss	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-
Comprehensive loss	-	-	-	-	-	-	-
Common stock issued via exercise of warrants on various dates in 2006	-	-	3,151,892	315	-	-	1,457,829
Common stock issued for consulting services	-	-	56,250	6	-	-	50,994
Conversion of preferred stock into common stock on various dates in 2006	(1,550,000)	(155)	15,500,000	1,550	-	-	(1,395)
Common stock issued at $0.75 per share in 2006	-	-	8,666,666	867	-	-	6,256,282
Common stock issued at $0.729 per share in 2006	-	-	1,371,742	138	-	-	979,367
Fair value of unvested stock options upon adoption of SFAS 123 R	-	-	-	-	(376,031)	-	376,031
Amortization of unearned compensation	-	-	-	-	250,890	-	-
Fair value of stock options issued in 2006	-	-	-	-	-	-	1,476,684
Balance at December 31, 2006	-	-	75,125,014	7,513	(125,141)	-	40,076,305
Net loss	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-
Comprehensive loss	-	-	-	-	-	-	-
Common stock issued to employee	-	-	333,333	33	-	-	273,266
Fair value of unearned shares related to commitment shares	-	-	805,987	80	-	-	668,889
Unearned common stock issued for commitment shares	-	-	(561,888)	(56)	-	-	(466,311)
Fusion shares issued at various prices in 2007	-	-	970,994	97	-	-	499,903
Common stock issued for consulting services	-	-	490,000	49	-	-	239,951
Common stock issued at $0.405 per share in 2007	-	-	5,823,346	583	-	-	2,189,702
Repurchase of shares for treasury	-	-	-	-	-	-	-
Common stock issued at $0.417 per share in 2007	-	-	300,000	30	-	-	115,062
Amortization of unearned compensation	-	-	-	-	105,551	-	(24,727)
Fair value of stock options issued in 2006	-	-	-	-	-	-	198,168
Balance at September 30, 2007	-	$-	83,286,786	$8,329	$(19,590)	-	$43,770,208

See Notes to Financial Statements

02Diesel Corporation
(A Development Stage Company)
Statement of Changes in Stockholders' Equity (Deficit)
October 14, 2000 (Inception) through September 30, 2007

				Deficit
	Common	Accumulated		Accumulated	Total
	Stock	Other		During the	Stockholders'
	Subscriptions	Comprehensive	Treasury	Development	Equity
	Receivable	Income (Loss)	Stock	Stage	(Deficit)
Balance at October 14, 2000 (Inception)
Common stock issued in exchange for interest in wholly owned subsidiaries	$-	$-	-	$(4,138,684)	$(105,181)
Net loss	-	-	-	(1,406,709)	(1,406,709)
Foreign currency translation adjustment	-	(4,476)	-	-	(4,476)
Comprehensive loss	-	-	-	-	(1,411,185)
Common stock issued on various dates during 2001	-	-	-	-	1,509,841
Balance at December 31, 2001	-	(4,476)	-	(5,545,393)	(6,525)
Net loss	-	-	-	(1,712,803)	(1,712,803)
Foreign currency translation adjustment	-	(74,085)	-	-	(74,085)
Comprehensive loss	-	-	-	-	(1,786,888)
Common stock issued at $0.225 per share on various dates during 2002	-	-	-	-	522,690
Balance at December 31, 2002	-	(78,561)	-	(7,258,196)	(1,270,723)
Net loss	-	-	-	(4,230,296)	(4,230,296)
Foreign currency translation adjustment	-	179,689	-	-	179,689
Comprehensive loss	-	-	-	-	(4,050,607)
Common stock issued on various dates during 2003	-	-	-	-	125,000
Common stock issued for consulting services	-	-	-	-	45,000
Common stock issued for remaining interest in subsidiaries on July 15, 2003	-	-	-	(409,614)	(319,729)
Common stock issued upon exercise of stock options on various dates during 2003	-	-	-	-	1,218,304
Recapitalization resulting from AAE acquisition on July 15, 2003	-	-	-	-	-
Common stock issued at $1.50 per share on various dates during 2003	-	-	-	-	5,000,000
Expenses related to 2003 issuance of common stock and recapitalization	-	-	-	-	(795,650)
Subscriptions for 754,900 shares of common stock at $1.50 per share on various dates during 2003	(180,000)	-	-	-	952,350
Balance at December 31, 2003	(180,000)	101,128	-	(11,898,106)	903,945
Net loss	-	-	-	(6,728,014)	(6,728,014)
Foreign currency translation adjustment	-	(97,446)	-	-	(97,446)
Comprehensive loss	-	-	-	-	(6,825,460)
Common stock issued at $1.50 per share on various dates in 2004	180,000	-	-	-	583,527
Preferred stock issued on various dates during 2004	-	-	-	-	5,478,764
Balance at December 31, 2004	-	3,682	-	(18,626,120)	140,776
Net loss	-	-	-	(6,852,165)	(6,852,165)
Foreign currency translation adjustment	-	2,329	-	-	2,329
Comprehensive loss	-	-	-	-	(6,849,836)
Common stock issued for consulting services	-	-	-	-	63,100
Warrants issued for consulting services	-	-	-	-	135,000
Common stock issued at $0.70 per share on various dates in 2005	-	-	-	-	4,833,191
Common stock issued at $0.7125 per share on various dates in 2005	-	-	-	-	2,090,500
Common stock issued at $0.564 per share on various dates in 2005	-	-	-	-	3,600,300
Balance at December 31, 2005	-	6,011	-	(25,478,285)	4,013,031
Net loss	-	-	-	(7,608,155)	(7,608,155)
Foreign currency translation adjustment	-	(10,392)	-	-	(10,392)
Comprehensive loss	-	-	-	-	(7,618,547)
Common stock issued via exercise of warrants on various dates in 2006	-	-	-	-	1,458,144
Common stock issued for consulting services	-	-	-	-	51,000
Conversion of preferred stock into common stock on various dates in 2006	-	-	-	-	-
Common stock issued at $0.75 per share in 2006	-	-	-	-	6,257,149
Common stock issued at $0.729 per share in 2006	-	-	-	-	979,505
Fair value of unvested stock options upon adoption of SFAS 123 R	-	-	-	-	-
Amortization of unearned compensation	-	-		-	250,890
Fair value of stock options issued in 2006	-	-	-	-	1,476,684
Balance at December 31, 2006	-	(4,381)	-	(33,086,440)	6,867,856
Net loss	-	-	-	(7,413,639)	(7,413,639)
Foreign currency translation adjustment	-	12,799	-	-	12,799
Comprehensive loss	-	-	-	-	(7,400,840)
Common stock issued to employee	-	-	-	-	273,299
Fair value of unearned shares related to commitment shares	-	-	-	-	668,969
Unearned common stock issued for commitment shares	-	-	-	-	(466,367)
Fusion shares issued at various prices in 2007	-	-	-	-	500,000
Common stock issued for consulting services	-	-	-	-	240,000
Common stock issued at $0.405 per share in 2007	-	-	-	-	2,190,285
Repurchase of shares for treasury	-	-	(40,100)	-	(40,100)
Common stock issued at $0.417 per share in 2007	-	-	-	-	115,092
Amortization of unearned compensation	-	-	-	-	80,824
Fair value of stock options issued in 2006	-	-	-	-	198,168
Balance at September 30, 2007	$-	$8,418	$(40,100)	$(40,500,079)	$3,227,186

See Notes to Financial Statements

02Diesel Corporation
(A Development Stage Company)
Consolidated Statements of Cash Flows

			October 14, 2007
			(inception)
	Nine months Ended		through
	September 30,		September 30,
	2007	2006	2007
Cash flows from operating activites
Net loss	$(7,413,639)	$(6,444,162)	$(40,500,079)
Adjustments to reconcile loss to net cash used in operating activites:
Depreciation	69,922	62,820	353,686
Amortization	-	-	7,786
Write off of patent	-	-	337,329
Write off of obsolete inventory	-	-	5,925
Loss on sale/disposal of furniture & equipment	-	7,364	8,528
Non cash contributions	-	1,564	5,312
Common stock and warrants issued for consulting services	240,000	50,999	494,100
Common stock issued to employee	273,299	-	273,299
Common stock issued for commitment shares	202,602	-	202,602
Amortization of unearned compensation	278,992	1,654,620	2,006,566
Changes in operating assets and liabilities:
Accounts receivable	(95,077)	7,834	(108,852)
Other receivables	517,500	(430,063)	(251,127)
Inventory, prepaid expenses and other current assets	(177,673)	(91,895)	(657,549)
Accounts payable	903,656	227,212	1,594,709
Accrued expenses	228,223	488	610,294
Deferred grants	307,477	254,756	317,436
Deferred marketing program	(166,667)	(197,065)	67,833
Cash flows used in operating activities	(4,831,385)	(4,895,528)	(35,232,202)

Cash flows from investing activities
Restricted cash	745,877	(128,918)	(2,898,550)
Purchase of property and equipment	(1,107,572)	(121,552)	(1,636,453)
Proceeds from sale of furniture & equipment	-	1,250	13,150
Purchase of patent	-	-	(345,115)
Cash flows provided by (used in) investing activities	(361,695)	(249,220)	(4,866,968)

Cash flows from financing activities
Net proceeds from issuance of preferred stock	-	-	5,478,764
Net proceeds from private placement	-	-	5,953,757
Repurchase of shares for treasury	(40,100)	-	(40,100)
Net proceeds from issuance of common stock	2,805,377	7,715,293	29,355,870
Cash flows provided by financing activities	2,765,277	7,715,293	40,748,291

Effect of exchange rate changes on cash	12,799	(6,825)	1,505

Net (decrease)/increase in cash	(2,415,004)	2,563,720	650,626

Cash at beginning of period	3,065,630	1,412,851	-

Cash at end of period	$650,626	$3,976,571	$650,626

Cash paid for interest	$8,343	$6,392	$121,514

Cash paid for income taxes	None	None	None

Non-Cash Transactions: Conversion of bridge loan to common stock at 9/30/2003 - $2,322,500.
Conversion of preferred to common stock at various dates during 2006 - $1,550,000.

See Notes to Financial Statements

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

1. The Company and Basis of Presentation

The Company

O2Diesel Corporation (“O2Diesel” or the “Company”) is in the development stage and has developed a proprietary additive product designed to enable distillate liquid transportation fuels to burn cleaner by facilitating the addition of ethanol as an oxygenate to these fuels. To date, the Company's operations have continued to be focused on raising capital, performing research and development, and bringing its product to market.

O2Diesel Corporation's predecessor, Dynamic Ventures, Inc., was incorporated in the State of Washington on April 24, 2000. Dynamic Ventures, Inc. changed its name to O2Diesel Corporation effective June 10, 2003, in contemplation of the reverse acquisition of AAE Technologies International Plc (“AAE”). On July 15, 2003, O2Diesel Corporation acquired all of the issued and outstanding shares of AAE in exchange for 17,847,039 shares of its common stock. As a result of this transaction, the former shareholders of AAE acquired control of the combined companies. The acquisition of AAE has been accounted for as a capital transaction followed by a recapitalization. AAE was considered to be the accounting acquirer. Accordingly, the historical financial statements of AAE are considered to be those of O2Diesel Corporation for all periods presented.

In conjunction with the reverse acquisition, the Company completed a private placement of its common stock whereby it issued 3,333,333 shares of common stock at $1.50 per share. Of the $5.0 million raised, approximately $800,000 was used to pay the costs of the reverse acquisition and private placement, $1.0 million was used to repay a bridge loan that was made in contemplation of the transaction, and the balance of $3.2 million was used to fund the ongoing developmental activities of the Company. Subsequent to its first private placement, the Company undertook to raise an additional $3.5 million through a follow-on private placement of our common stock (the “Follow-On Private Placement”). In the Follow-On Private Placement, we raised $1,535,770, before expenses, and issued 1,025,784 shares of our common stock at a price of $1.50 per share.

O2Diesel was reincorporated in the state of Delaware in a transaction that became effective on December 31, 2004.

On June 15, 2004, the American Stock Exchange (“AMEX” or “Exchange”) approved an application to list 46,518,898 shares of our common stock under the symbol OTD. Subsequent to this date, the Exchange has approved additional applications to list 72,830,013 shares of the Company's common stock so that the total number of shares approved for listing is now 119,348,911. Our shares began to trade on the Exchange on July 1, 2004.

Basis of Presentation

The Company's unaudited consolidated financial statements for the three and nine months ended September 30, 2007, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We have reclassified certain prior-year amounts to conform to the current year’s presentation.

At September 30, 2007, the Company had working capital of $1,959,349 and had accumulated losses of $40,500,079. However, $2,898,550 of the working capital is restricted in use to operational costs associated with developing markets in Europe. The lack of adequate working capital and continuing losses, as well as the uncertain conditions regarding the Company’s AMEX listing status as stated below, create an uncertainty about the Company’s ability to continue as a going concern. However, as discussed below, management has developed a plan to bring the Company into compliance with AMEX standards and to commence profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company was notified by the AMEX in December 2004 that it was not in compliance with AMEX Company Guide Section 1003(a)(iii) which requires listed companies to have at least $6.0 million of stockholders' equity when it has sustained losses from continuing operations and/or net losses in its five most recent fiscal years. AMEX indicated that, in order to return to full compliance, O2Diesel needed to have stockholders' equity of $6.0 million by June 2006 and to maintain this level going forward.

In accordance with the procedures of the Exchange, we filed a plan (“Plan”) with it to demonstrate the steps we would take to return to full compliance. On February 15, 2005, the AMEX notified us that it had accepted our Plan, and that we would be given until June 2006 in which to regain compliance with the Exchange's listing rules. To achieve that level of stockholders' equity, we anticipated having to raise a total of approximately $10.0 million in new equity during 2005. In December 2005 the Company determined that it could not meet certain conditions of the Plan and met with representatives of the AMEX to discuss the need to develop an amended plan to demonstrate how the Company would be in compliance by June 2006.

The Company believed it needed to raise an additional $7.0 million in new capital prior to June 2006 to allow it to return to full compliance with the listing standards of the AMEX. In addition, the Company believed it needed to raise an additional $3.5 million in equity in the second half of 2006 to allow it to execute its business plan for the year and to remain in compliance with the AMEX standards.

The Company collected $592,692 (after expenses) and $865,452 (net of expenses) in two warrant exercises and closed three private placements totaling $7.5 million as part of this effort in 2006.

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

On July 17, 2006, the Company received a letter from the AMEX indicating that the Company had regained compliance with AMEX listing requirements. At December 31, 2006, the Company was in compliance with AMEX listing requirements but, for the period ended March 31, 2007, the Company was not able to meet the listing requirements. On June 29, 2007, the Company was notified by AMEX that it was not in compliance with the listing standards of the Exchange because it lacked the requisite amount of stockholders' equity. The Company was asked to submit a plan by July 27, 2007 advising AMEX of actions the Company would be taking to bring it into compliance with the continued listing standards by December 29, 2008.

On July 27, 2007, the Company filed a plan with the Exchange describing the steps it plans to take to return to full compliance. The Company has entered into a common stock purchase agreement with Fusion Capital Fund II, LLC to raise up to $10 million in new equity over a twenty-five month period starting on February 16, 2007. Also, the Company announced a private placement in which we raised an additional $2.52 million in July and August 2007. As noted below, the Company intends to raise additional new equity in conjunction with the acquisition of the ProEco Energy Company, Inc. (“ProEco”). We believe these actions will enable us to meet or exceed the equity requirements of the Exchange.

On September 13, 2007, the Company received a written notice from the AMEX indicating that AMEX had reviewed and accepted the Company’s plan to regain listing qualifications compliance. With the acceptance of the plan, the Company will be able to continue its listing during the plan period pursuant to an extension granted until December 29, 2008. The AMEX notice also advised the Company that, in addition to the previously disclosed deficiency with respect to Section 1003(a)(iii) of the AMEX Company Guide, it had triggered an additional deficiency with respect to Section 1003(a)(ii) of the AMEX Company Guide which requires listed companies to have at least $4.0 million of stockholders' equity when it has sustained losses from continuing operations and/or net losses in its four most recent fiscal years.

During the interim period until December 29, 2008, the Company must continue to provide AMEX staff with updates regarding initiatives set forth in its plan of compliance. The Company will be subject to periodic review by AMEX staff during the interim period. If the Company is not in compliance with the continued listing standards on December 29, 2008, or the Company does not make progress consistent with the plan during the interim period, the AMEX would likely initiate procedures to de-list the Company's common stock. If the Company's common stock were to be de-listed by the AMEX, its shares would continue to be traded as a bulletin board stock.

The consolidated financial statements in this report do not include any adjustments to reflect the anticipated private placements or the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should management be unsuccessful in obtaining financing on terms acceptable to the Company.

Since July 2003, the Company has raised approximately $36 million for its operations.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all affiliated subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. Based on Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities” (“FIN 46R”), the Company is the holder of the majority of the risks and rewards relating to ProEco Energy Company, Inc. (“ProEco”). As such, the Company is considered to be the “primary beneficiary” of ProEco, deemed to be a variable interest entity (“VIE”), and has included ProEco’s assets, liabilities and operating results in its consolidated financial statements.

Variable Interest Entity (VIE)

In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that are unable to make significant decisions about its activities; or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Based on these guidelines, the Company has determined that ProEco is a VIE beginning with the third quarter of 2007. Prior to that period, activity with ProEco was not material.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As of September 30, 2007, cash deposits exceeded federally insured limits which are generally $100,000 per financial institution.

Restricted Cash

On December 16, 2005, the Company completed a private placement of its common stock, whereby it received approximately $3.6 million USD which is restricted to operational costs associated with developing markets in Europe. Prior to 2005, restricted cash consisted of cash held in the Company's bank account pursuant to the provisions set forth in documents to the acquisition of AAE on July 15, 2003. The restricted funds associated with the acquisition of AAE were released in equal amounts on October 15, 2003, and January 15, 2004.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, due to/from related parties, other receivables, accounts payable, accrued expenses and deferred grants approximate fair value because of their short-term nature.

Concentration of Credit Risk and Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company does not require collateral and it does not charge finance fees on outstanding trade receivables. The allowance is determined by analyzing historical data and trends, as well as specific customers' financial conditions. Past-due or delinquency status is based upon the credit terms for that specific customer from the date of delivery. Charges for doubtful accounts are recorded in selling and marketing expenses. Trade accounts receivables are written off against the allowance for doubtful accounts when collection appears unlikely.

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

Inventories

Inventories, consisting of fuel additive held at third party locations, are stated at the lower of cost as determined using the first in, first out (FIFO) method, or market value.

Furniture, Equipment, Construction in Progress and Depreciation

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. Construction in progress primarily includes payments to third parties for land options, submission of permits for construction, negotiation of EPC, supply and transportation contracts, and the development of marketing agreements for sale of the ethanol to be produced at the Ethanol Plant. It also includes payroll-related costs attributable to personnel working directly on the project. The estimated useful lives of fixed assets are as follows:

Office furniture and equipment: 3 to 5 years
Fuel and test equipment: 5 years

Depreciation expense recorded in the accompanying Consolidated Statements of Operations was $21,124 and $62,820 for the three and nine months ended September 30, 2006, respectively, and was $20,713, $64,728 and $348,492 for the three and nine months ended September 30, 2007 and for the period October 14, 2000 (inception) through September 30, 2007, respectively.

Accounting for Impairment of Intangible and Long-Lived Assets

The carrying values of intangible and long-lived assets are reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

Revenue Recognition

The Company sells its product directly to its customers and revenue is recognized and recorded upon the passage of title of the product to the customer and following confirmation that the customer is utilizing the final blended fuel.

The Company has developed the CityHome™ program to serve as an important element of its sales/marketing and product demonstration strategy. This program involves the sale of our additive, the receipt of sponsorship fees and the potential sale of advertising space. As with other customers, revenue from the sales of product is recognized and recorded upon the passage of title of the product to the customer and following confirmation that the customer is utilizing the final blended fuel. Sponsorship fees will become additional revenue for us and will be recognized as such over the period of the contract when a sponsorship agreement is signed and the fees have been invoiced. Costs that are intended to be supported by the sponsorship fees are recorded separately in the related expense line in our statement of operations. With regard to the advertising space, since the CityHome™ program is still in its beginning phase and since we have been unable to assess the fair market value of the advertising space received, we assign no value to the space at the time of receipt. We are recognizing the value associated with the advertising space when we enter into a contract arrangement with a third party. The Company will consider assigning a fair value to the advertising space received at the time of the initial sale when such fair value is more readily determinable, based upon a history of cash transactions.

The Company has supported certain fleet equipment conversion costs in these CityHome™ initiatives and has also been required to bear the incremental costs of the blended fuel, where it is experienced. Whenever the expected costs of the program are determined to be in excess of the contracted sponsorship fees and related fuel additive revenue, the Company records the loss for the contract as an expense and a deferred liability to be amortized over the life of the contract. As of September 30, 2007, costs remaining to be amortized for CityHome™ programs were recorded on the balance sheet as Deferred Marketing Program in the amount of $67,833. The Company recorded $23,779 and $112,532 in costs for the CityHome™ initiatives in excess of sponsorship fees during the three and nine months ended September 30, 2006 and ($22,497), $63,896 and $1,185,632 of costs in excess of sponsorship fees (fees in excess of costs) for CityHome™ initiatives for the three and nine months ended September 30, 2007 and for the period October 14, 2000 (inception) through September 30, 2007, respectively.

Shipping and Handling Costs

The Company classifies costs associated with shipping and handling activities within cost of goods sold in the consolidated statements of operations.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense was $0 for the three and nine months ended September 30, 2007 and 2006, and was $450,000 for the period October 14, 2000 (inception) to September 30, 2007.

Research and Development Costs

Research and development costs are expensed as incurred.

Product Test and Demonstration Appropriations

The Company receives appropriations from U.S. governmental agencies to fund certain of its product testing and demonstration programs. The Company evaluates the conditions of the appropriation and either increases revenue, decreases expenses or reduces the cost of furniture and equipment depending upon the attributes of the underlying grant. Appropriations are not recognized until there is reasonable assurance that the Company will comply with the conditions of the grant and that the monies under the grant will be received.

Net Loss Per Common Share (Basic and Diluted)

Basic net loss per common share is computed by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share gives effect to all dilutive potential common shares outstanding during the period using the if-converted method. The weighted average number of shares used to compute basic and diluted loss per share is the same since the effect of the dilutive securities is anti-dilutive.

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

Accounting for Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard ("SFAS") No. 123(R) Share-Based Payment, using the modified prospective transition method. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting period that begins after December 15, 2005, with early adoption encouraged.

The Company implemented a Stock Incentive Plan (the “Incentive Plan”) in 2004 for which the Board of Directors has authorized 9,750,000 shares of common stock to be reserved for future issuance under the Plan. Stock options generally vest over three years and will expire 10 years from the effective date. However, the Company has the latitude under the Incentive Plan to issue options at various stages of vesting.

Once these options are granted by the Board under the provisions of the plan, the Company records a compensation charge for the difference between the fair value of the common stock and the exercise price of the options on the date of issuance if the fair value of the common stock exceeds the exercise price of the option on that date. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. There were no options granted by the Board in the nine months ended September 30, 2007. The assumptions used with this model for 2006 were an expected life of three years, a zero dividend yield, volatility ranging from 72% to 209% (depending on date of grant), and risk free interest rates ranging from 4.64% to 5.09% (depending on date of grant). The assumptions used with this model for 2005 were an expected life of 3 years, a zero dividend yield, volatility ranging from 59% to 120% (depending on date of grant), and risk free interest rates ranging from 3.39% to 3.96% (depending on date of grant). The estimated fair value of an option is amortized over the option's vesting period. During the nine months ended September 30, 2007, no additional options were granted and 1,475,000 options expired unexercised.

Income Taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS 109, deferred tax assets or liabilities are computed based upon the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expense or benefits are based on the changes in the asset or liability from period to period. If available evidence suggests that it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance would be included in the provision for deferred income taxes in the period of change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign Subsidiaries

The Company has foreign subsidiaries whose local currency has been determined to be the functional currency. For these foreign subsidiaries, the assets and liabilities have been translated using the period-end exchange rates, and the income and expenses have been translated using the weighted average of historical exchange rates during the reporting period. The adjustments resulting from translation have been recorded separately in shareholders' equity as “other comprehensive income (loss)” and are not included in determining the consolidated net loss. As of September 30, 2007, accumulated other comprehensive income included $8,419 of cumulative income from foreign currency translation.

The Company began operations in Brazil in March of 2004 by establishing a 75% owned subsidiary. The Brazilian subsidiary recognized revenue of $0 for the three and nine months ended September 30, 2006, and $0, $0 and $7,682 for the three and nine months ended September 30, 2007, and the period October 14, 2000 (inception) through September 30, 2007, respectively. Brazil also had total assets less current liabilities (exclusive of intercompany amounts eliminated in consolidation) of $77,546 at September 30, 2007. Transactions in Brazil are denominated in, and the functional currency is, the Brazilian Real. Accordingly, no Brazilian operations currency exchange rate gains or losses are recorded in the accompanying consolidated statement of operations. At September 30, 2007, the Brazilian operation had aggregate losses of $1,932,556. The minority stockholder's portion of aggregate losses is not recorded in the consolidated balance sheet since reimbursement of this amount from the minority stockholders is not assured.

On December 31, 2004, the Company ceased operations at two of its wholly-owned subsidiaries in the United Kingdom. In connection with the cessation, the Company recorded an exchange gain in the 2004 consolidated statement of operations of $94,396 to recognize cumulative translation gains previously recorded in other comprehensive income (loss). The subsidiaries were primarily holding companies and had no assets or liabilities as of December 31, 2004. For the year ended December 31, 2005 and December 31, 2006 and for the three and nine months ended September 30, 2007, these subsidiaries incurred no activity and therefore had no profit or loss.

The company began operations in Spain in April of 2006 by establishing a 100% subsidiary. The Spanish subsidiary recognized $6,799 of revenue for the three and nine months ended September 30, 2007, and for the period of April 2006 through September 30, 2007. At September 30, 2007 the Spanish subsidiary had total assets less current liabilities (exclusive of intercompany amounts eliminated in consolidation) of $91,279. Transactions in Spain are denominated in and the functional currency is the Euro. At September 30, 2007, the Spanish operation had aggregate losses of $1,414,104.

Segment Reporting

The Company is a development stage company and has not made sales of its products in commercial volumes. Management believes that the Company currently operates and manages the business as one business segment.

Impairment of Intellectual Property Rights

Prior to the fourth quarter of 2002, the Company was pursuing the marketability of a technology it had acquired for $424,659. In December, 2002, the Company determined that the related product was no longer commercially viable and would no longer be pursued. As a result of this decision, it was determined that the asset would not be recoverable as there was no alternative market for the technology. Accordingly, the net book value of $345,115 was charged to general and administrative expenses during 2002.

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

Interim Financial Statements

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary to present fairly the financial position of the Company as of September 30, 2007 and the results of operations and cash flows presented herein for the three and nine month periods ended September 30, 2007 and 2006 and from inception (October 14, 2000) through September 30, 2007 have been included in the financial statements. Interim results are not necessarily indicative of results of operations that may be expected for the year ending December 31, 2007. It is recommended that this financial information be read with the complete financial statements included in the Company's Form 10-KSB dated December 31, 2006 previously filed with the SEC on March 27, 2007.

3. ProEco Transaction

On January 12, 2007, the Company entered into a share exchange agreement (the “Share Exchange Agreement”) with ProEco and its shareholders (“ProEco Shareholders”) to acquire shares equal to 80% of the outstanding capital stock of ProEco in exchange for approximately 9.2 million shares of the Company's common stock (the “Transaction Shares”) valued at $0.872 per share for a total purchase price of $8.0 million.

ProEco, which has had limited operations to date, has been in the process of developing a new fuel-grade ethanol plant (the “Ethanol Plant”) with planned capacity of at least 100 million gallons per year to be built in two 50 million gallon trains (each a “Train”). Under the terms of the Shareholder Exchange Agreement, ProEco Shareholders would receive 60% of the Transaction Shares at the time of the closing and would receive the remaining 40% of the Transaction Shares in two equal installments upon the completion of construction of the first Train (20%) and the commencement of construction of the final Train (20%). The remaining 40% of the Transaction Shares would be held in escrow until the conditions for their release have been met. The parties intend the transaction to qualify as a tax-free reorganization under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The Share Exchange Agreement requires ProEco to complete a number of steps toward completion of the Ethanol Plant project in order for the closing of the share exchange to occur. At the time of the closing, ProEco must have entered into a definitive engineering, procurement and construction (“EPC”) contract, with a reputable firm with extensive experience in implementing and completing projects similar to the Ethanol Plant project, and executed marketing agreements for the sale of the production of the Ethanol Plant. Under the terms of the Share Exchange Agreement, ProEco is responsible for having the Ethanol Plant designated as a facility nameplated, or certified, as producing ethanol at a level of at least 100 million gallons of production a year.

As a condition to the closing of the ProEco share exchange, the Company would be obligated to secure the financing necessary to complete the construction costs to build the Ethanol Plant. Accordingly, the Company would be required to raise $60 to $70 million in debt and between $30 and $40 million in equity in the first quarter of 2008 for each train.

Prior to closing, the Company and the ProEco Shareholders will enter into a stockholder agreement that will, among other things, impose restrictions on the transfer of the Transaction Shares.

The Common Stock will be issued to the ProEco shareholders in a transaction that will be exempt from the registration requirement pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and under Regulation D promulgated under the Securities Act.

Under the terms of the letter of intent for the share exchange agreement, the Company agreed to enter into a secured loan agreement with ProEco for the purposes of financing the purchase options for the land to be used for the ethanol plant and certain engineering and permitting work required for the closing of the ProEco share exchange. The annual interest rate on the loan is 7% and the maturity date of the loan is December 15, 2007.

Current trends in the ethanol industry have seen increases in the price of corn and other feedstocks as well as a decline in the average selling price of ethanol. For a number of new plant construction projects, the lack of EPC contractor availability has resulted in increased costs and delays in completion dates. We are continuing our review of both the timing and scope of this project in light of the present industry environment. Our estimated timetable to obtain the financing and start construction has now shifted to the first half of 2008.

Based on FIN 46R, the Company is the holder of the majority of the risks and rewards relating to ProEco Energy Company, Inc. (“ProEco”). As such, the Company is considered to be the “primary beneficiary” of ProEco, deemed to be a VIE, and has included ProEco’s assets, liabilities and operating results in its consolidated financial statements. (In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that are unable to make significant decisions about its activities; or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.) Based on these guidelines, the Company has determined that ProEco is a VIE beginning with the third quarter of 2007. Prior to that period, activity with ProEco was not material.

The following table summarizes the significant assets and liabilities of ProEco as of September 30, 2007:

Cash	$35,554
Construction in progress	994,008
Accounts payable	341,904
Accrued expenses	74,978

ProEco operating expenses of $327,216, after elimination of inter-company transactions,  are also reflected in the Company’s consolidated statements of operations.

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

4. Common Stock and Warrant Activity During 2007

$10.0 Million Private Placement

On February 16, 2007, the Company entered into a common stock purchase agreement (the “Purchase Agreement”) with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion Capital”). Pursuant to the Purchase Agreement, at the Company's discretion, the Company may sell up to $10.0 million of the Company's common stock to Fusion Capital from time to time over a 25-month period. The Company has reserved for issuance up to 12,000,000 shares of the Company's common stock for sale to Fusion Capital under this agreement. Subject to earlier termination at the Company's discretion, Fusion Capital's purchases commenced after June 8, 2007 when the Securities and Exchange Commission ("SEC") declared effective the registration statement related to the transaction. The Company has issued to Fusion Capital 805,987 shares of the Company's common stock as a commitment fee for entering into the Purchase Agreement.

Concurrently with entering into the Purchase Agreement, the Company entered into a registration rights agreement with Fusion Capital (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company agreed to file a registration statement with the SEC covering the shares that have been issued or may be issued to Fusion Capital under the Purchase Agreement. After the SEC has declared effective the registration statement, generally the Company has the right but not the obligation from time to time to sell shares of the Company's common stock to Fusion Capital in amounts between $100,000 and $1 million depending on certain conditions. The Company has the right to control the timing and amount of any sales of the Company's shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of the shares of common stock without any fixed discount. Fusion Capital shall not have the right or the obligation to purchase any shares of the Company's common stock on any business day that the price of the Company's common stock is below either $0.50 or $0.60, depending on the transaction size of the purchase. The agreement may be terminated by the Company at any time at its discretion without any cost to the Company.

During the quarter ended September 30, 2007, the Company did not execute any transactions under this agreement. During the nine months ended September 30, 2007, the Company executed five separate transactions under this agreement, selling a total of 970,994 shares of common stock at an average price of $0.515 per share for total proceeds of $500,000.

$2.52 Million Private Placement

Between June 26, 2007 and July 16, 2007, the Company entered into Agreements with five European institutional and private investors for the sale of 6,123,346 shares of the Company’s common stock at a purchase price of approximately $0.41 per share in a private placement, for total proceeds of $2,517,710 before commissions. As a condition to the enforceability of these agreements against the Company, the investors were required to fund the purchase price in an escrow account, which funds were received between June 19, 2007 and July 31, 2007.

As part of the sale, the Company issued warrants to purchase 1,530,827 shares of common stock at an exercise price of $0.62 per share during the period of six months to sixty-six months subsequent to issuance. The warrants expire sixty-six months after the date of issuance.

The Company was obligated to file a registration statement with the SEC including the common stock and the shares issuable upon exercise of the warrants within 90 days of the closing date. A Form S-3 registration statement, including these shares and shares issuable upon exercise of the warrants, was filed by the Company on October 18, 2007 and declared effective by the SEC on October 31, 2007. All the costs and expenses incurred in connection with the registration of the common stock and warrants are paid by the Company. The Company closed this transaction on July 20, 2007 and August 20, 2007.

Stock Repurchase

On July 17, 2007, the Company repurchased 100,000 shares of its common stock for treasury for an aggregate purchase price of $40,100. The purchase price was $0.401 per share, which was the daily volume weighted average for the five trading days prior to the day the Company’s board of directors approved the repurchase.

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

5. Government Appropriations

Appropriation from the U.S. Department of Energy (1)

In 2002, the Company received an appropriation of $1,107,734 from the U.S. Department of Energy (“DOE”) to test the Company's fuel additive as well as its blended fuel, O2Diesel™. The appropriation was increased to $2,039,651 as of September 15, 2004. This appropriation is managed for the DOE by the National Renewable Energy Laboratory (“NREL”) under a contract which, as amended, continued until June 30, 2007. As of September 30, 2007, NREL has not yet closed this contract. Under the terms of the contract, the Company is reimbursed by NREL for 80% of the costs incurred to complete the Statement of Work as set forth in the contract. The Company charges all expenses as incurred to operations and accrues all amounts receivable under the contract as a reduction to contract expenses when the Company is reasonably certain all conditions of the reimbursement are satisfied. As of September 30, 2007, the Company had incurred the full cumulative costs of $2,039,651 towards completion of the contract therefore leaving no balance of costs left to spend in order to complete the contract. From the inception of the contract in December 2002 through September 30, 2007, the Company billed NREL $1,631,720 of which $23,924 is included in other receivables as of September 30, 2007.

Appropriation from the U.S. Department of Energy (2)

In 2003, the Company received an appropriation of $1,123,834 to test the Company's fuel additive under the California Air Resources Board (CARB) Diesel Emissions Control Strategy (DECS) verification rules. The Company is eligible to receive reimbursements of 80% of costs incurred under a contract up to the appropriation amount. This appropriation is managed for the DOE by NREL, the National Renewable Energy Laboratory. As of September 30, 2007, the Company had incurred cumulative costs of $921,609 towards completion of the contract, leaving a balance of $202,225 in costs to complete the contract. From the inception of the contract through September 30, 2007, the Company billed NREL $737,287 of which $173,493 is included in other receivables as of September 30, 2007.

Appropriation from the U.S. Department of Energy (3)

During 2004 and 2005, Congress approved appropriations aggregating $1,000,000 for the purpose of continued testing and verification of our fuel additive. The Company will submit a proposal to NREL, and expects to have these funds under contract, by the end of the fourth quarter of 2007. These projects would be eligible for 80% reimbursement.

Appropriation from the U.S. Department of Defense (1)

In 2003, the Company received an appropriation of $1,000,000 from the U.S. Department of Defense (“DoD”) to test O2Diesel™ fuel in non-strategic military vehicles operated by the U.S. Air Force at Nellis Air Force Base in Las Vegas, Nevada. Under the terms of this Appropriation, a third party is to be paid $200,000 to administer this program on behalf of the Department of Defense. The remaining $800,000 is to be used to fund purchases of O2Diesel™ fuel, certain capital equipment and to reimburse the Company for its labor, overhead and out-of-pocket costs required to complete this project. Under this program, the Company is required to meet certain milestones as a condition to receiving reimbursements for its costs. Thus, upon achieving a milestone, the Company accrues the amount due and submits an invoice for reimbursement. All amounts are expensed as incurred, and all amounts receivable for work completed are treated as a reduction to expense over the period earned. The period of performance for this program ran from October 7, 2003 to December 31, 2004. Through December 31, 2004, the Company had achieved five milestones and, since inception, has billed $360,000 related to this appropriation, of which $160,000 was billed in January, 2005. By its terms, this contract expired on December 31, 2004 and will not be extended. No activity under this appropriation has taken place subsequent to March 31, 2005. The work required to achieve the milestones not completed as of December 31, 2004, has been included as part of the Statement of Work for Appropriation (2) from the DoD as is permitted under that contract. However, the funds from Appropriation (1) cannot be applied to Appropriation (2). Through December 31, 2005, the Company has received cash in excess of costs incurred of $296,097 and has recorded Deferred Grants at December 31, 2005 in the Consolidated Balance Sheet. All amounts billed had been received as of December 31, 2005. No additional reimbursements are expected from this appropriation. During the fourth quarter of 2006 the Company was notified from the subcontractor that the contract was officially closed and O2Diesel has no further requirements. Based on this information, the Company applied the previously recorded liability of $296,097 for this contract as an offset to 2006 grant expenses for the year ended December 31, 2006.

Appropriation from the U.S. Department of Defense (2)

On January 11, 2005, the Company entered into a contract with a value of $1,085,000 with the DoD. Under this contract, the Company's O2Diesel™ fuel is to be tested in a maximum of forty (40) non-tactical vehicles at US Air Force bases in Nevada for an 18 month period. Furthermore, the Company is to complete certain engine testing and other work required for the acceptance of O2Diesel™ as a viable alternative fuel for use by the Air Force. Work on this contract commenced on November 1, 2004 and is to continue through November 30, 2006. Notwithstanding that the agreement for this contract was signed in January 2005, The Company was asked to begin work in 2004 and, by a letter from Innovative Technologies Corporation (ITC), was authorized to incur costs in an amount not to exceed $75,000. This is a time and materials contract that is administered for the DoD by a third party contractor. The Company charges

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

all costs as incurred to expense and accrues all amounts receivable under the contract as a reduction to contract expenses. The contract amount was amended in May 2006 to $1,012,564. The amount of the reduction will be added to a future contract through the Air Force. Billings under this contract are made monthly. As of December 31, 2006, costs totaling $1,011,215 had been incurred, billed, and received. As of September 30, 2007, there is a balance of $1,349 in the contract, but no further activity is expected. The contract will be officially closed out in the fourth quarter of 2007.

Appropriation from the U.S. Department of Defense (3)

The Company received a contract during 2005 of approximately $910,000 from the DoD. Concurrent Technologies Corporation (CTC) manages this appropriation on behalf of the Department of Defense. This contract contains a payment schedule based on meeting performance milestones. Six milestones were achieved by September 30, 2007. The primary objective of this contract is to create potential fuels using the Company additive that contain no more than 80% petroleum. If this project is successful, an application will be made to DOE for “alternative fuel” status, creating an incentive for federal customers to use the fuel. Part of this research entails conducting demonstrations in various climates at three Air Force bases, including Nellis Air Force Base (expanded fleet) in Nevada. As of September 30, 2007, the Company has recorded expenses of $768,505 against this contract, leaving a balance of $141,495. The Company invoiced and collected $630,000 for the six milestones on this project through September 30, 2007. The Company also recorded $138,505 as an unbilled receivable under this appropriation as of September 30, 2007.

Appropriation from the U.S. Department of Defense (4)

Congress approved appropriations aggregating $1,100,000 in 2006 (DoD-4) and $1,000,000 in 2007 (DoD-5) for continued testing and verification of O2Diesel™. Instead of executing two separate contracts, DoD amended the funds and activities from DoD-5 into the existing DoD-4 contract. As of September 30, 2007, the Company has executed one contract for $1,106,895 to carry out theses activities. As of September 30, 2007, the Company has recorded expenses of $101,197 to this contract, leaving a balance of $1,005,698. The Company invoiced and collected $418,633 for four milestones on this project through September 30, 2007. In addition, the Company recorded $317,436 as a deferred grant on the balance sheet at September 30, 2007. Contract payments are based on milestones and do not require matching funds from O2Diesel. It is expected that approximately $168,000 will be added to this contract during the fourth quarter of 2007.

6. Other Receivables

Significant components of the Company’s Other Receivables at September 30, 2007 are as follows:

NREL Appropriation	$197,417
Reimbursement of expenses and services performed	28,787
Travel advances to employees	24,923
$251,127

7. Accrued Expenses

Significant components of the Company’s Accrued Expenses at September 30, 2007 are as follows:

Legal and professional fees	$131,095
Salaries and benefits	38,978
Investor relations fees	10,000
Severance payments	282,604
Minority interest	35,000
Other	123,775
$621,452

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

8. Deferred Financing and Business Acquisition Costs

During 2003, management began the public listing process on the Alternative Investment Market (AIM) in London, England. All legal, accounting, and other related costs incurred in connection with the AIM listing were capitalized as deferred financing costs. In December 2003, management determined that the Company would terminate its plan to seek an AIM listing. Accordingly, deferred financing costs of $517,000, were charged to expense for the year ended December 31, 2003.

The Company records the cost of equity financings as a reduction of the associated proceeds.

9. Income Taxes

No provision for Federal and state income taxes has been recorded during the periods presented due to the Company's significant operating losses. The income tax benefit reflected in the accompanying consolidated statement of operations is the current benefit recognized in Ireland for the periods presented.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. Significant components of the Company's deferred tax asset as of September 30, 2007:

Net operating loss carryforwards	$11,303,000
Deferred revenue	524,500
Accrued expenses	206,800
Total deferred tax assets	12,034,300
Valuation allowance	(12,034,300)
Net deferred tax assets	$--

Management has determined that a valuation allowance equal to 100% of the existing deferred tax assets is appropriate given the uncertainty regarding the ultimate realization of these assets. At September 30, 2007, the Company had Federal and state net operating loss carryforwards of approximately $27.5 million for income tax purposes. If not used, these carryforwards expire through 2021 for Federal and state tax purposes. Federal tax rules impose limitations on the use of net operating losses following certain changes in ownership. If such a change occurs, the limitation would reduce the amount of the benefits that would be available to offset future taxable income each year, starting with the year of ownership change. As of September 30, 2007, the Company had an Irish net operating loss carryforward of approximately $637,000 which can be carried forward indefinitely, cumulative Spanish losses of approximately $1,450,000 and a Brazilian net operating loss of approximately $1,675,000 that may be carried forward indefinitely, but which is subject to annual usage limitations.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and disclosure for uncertainty in tax positions, as defined and prescribes the measurement process and a minimum recognition threshold, for a tax position taken or expected to be taken in a tax return, that is required to be met before being recognized in the financial statements. Under FIN 48, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

The Company is subject to the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the U.S. federal and state jurisdictions where it is required to file income tax returns, its federal and state tax returns in Ireland, Spain and Brazil and all open tax years in these jurisdictions. The Company has identified its U.S. federal tax return and its state tax returns in Delaware and California as “major” tax jurisdictions as defined. Based on the Company's evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years which remain subject to examination by the major U.S. tax jurisdictions (tax years ended December 31, 2003 to December 31, 2006) and for the tax years which remain open for examination in Ireland (December 31, 2006), Spain (December 31, 2006) and Brazil (December 31, 2006). Based on this evaluation, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48 during the period ended September 30, 2007 and the Company does not anticipate that it is reasonably possible that any material increase or decrease in its unrecognized tax benefits will occur within twelve months. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

Upon adoption on January 1, 2007 and as of September 30, 2007, the Company had no unrecognized tax benefits or accruals for the potential payment of interest and penalties. The Company's policy for recording interest and penalties associated with tax audits is to record such items as a component of income or loss before provision (benefit) for income taxes. Penalties are recorded in other expenses, and interest paid or received is recorded in interest expense or interest income, related to the settlement of tax audits for certain prior periods. For the period ended September 30, 2007, there were no penalties or interest recorded relating to the settlement of tax audits.

Federal tax rules under Section 382 of the Code impose limitations on the use of net operating losses following certain changes in ownership. If such a change occurs, the limitation would reduce the amount of the benefits that would be available to offset future taxable income each year, starting with the year of ownership change. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a there-year period. Since the Company's formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing shareholders' subsequent disposition of those shares, may have resulted in a change of control, as defined by Section 382, or could result in a change of control in the future upon subsequent disposition. The Company has not currently completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the Company's formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. If we have experienced a change of control at any time since the Company's formation, utilization of our NOL carryforwards would be subject to an annual limitation under Section 382. Any limitation may result in the expiration of a portion of the NOL carryforwards before utilization. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position under FIN 48.

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

10. Stockholders' Equity

Recapitalization

On July 15, 2003, O2Diesel Corporation and AAE Technologies International Plc (“AAE”) entered into a merger transaction whereby O2Diesel acquired all of the issued and outstanding share capital of AAE in exchange for the issuance of 17,847,039 shares of common stock of O2Diesel. Although O2Diesel was the legal acquirer, AAE was deemed to be the accounting acquirer. The transaction was accounted for as an AAE capital transaction, accompanied by a recapitalization.

As a result of the transaction, the historical financial statements of AAE are deemed to be those of the Company for financial reporting purposes. The equity accounts of AAE have been adjusted for the recapitalization to reflect the equity structure of O2Diesel, the legal acquirer. Specifically, the historical stockholders' equity of AAE prior to the transaction has been affected for the equivalent number of shares of O2Diesel common stock received in the transaction, with an offset to paid-in capital; the accumulated deficit of AAE was carried forward after the transaction; and the loss per share for all periods prior to the transaction was restated to reflect the number of equivalent common shares received by AAE in the transaction.

Common Stock and Warrant Activity

In connection with the merger between O2Diesel and AAE in July 2003, the Company completed a private placement of 3,333,333 shares of common stock at $1.50 per share. The private placement was partially effectuated through the issuance of a $4 million convertible note that was convertible into the Company's common stock at $1.50 per share. In October 2003, the Company repaid $1,677,500 of the note and the $2,322,500 balance was converted into 1,548,333 shares of common stock. The remaining 1,785,000 shares of common stock issuable under the private placement were issued to other parties in exchange for cash proceeds of $2,677,500. The expenses associated with the merger and subsequent issuances of shares were $795,650 and have been reflected as a reduction of additional paid-in capital.

Subsequent to its first private placement in 2003, the Company undertook to raise an additional $3.5 million through a follow-on private placement of our common stock (the “Follow-On Private Placement”). In the Follow-On Private Placement, we raised $1,535,570, before expenses, and issued 1,025,784 shares of our common stock at a price of $1.50 per share. The Follow-On Private Placement was closed on March 31, 2004. There was no underwriter involved in the Follow-On Private Placement. Sales of common stock under the Follow-On Private Placement that were completed in non-U.S. transactions were exempt from registration pursuant to Regulation S promulgated under the Securities Act. The sales of common stock under the Follow-On Private Placement to accredited U.S. investors were exempt pursuant to Regulation D promulgated under the Securities Act.

On July 17, 2007, the Company repurchased 100,000 shares of its common stock for treasury for an aggregate purchase price of $40,100. The purchase price was $0.401 per share, which was the daily volume weighted average for the five trading days prior to the day the Company’s board of directors approved the repurchase.

$2.0 and $3.0 Million Private Placements

In a series of two private placements of the Company’s common stock in 2005, the Company raised $4,833,192 after payment of an 8% commission and other expenses, and issued 7,535,981 shares of common stock at a price of $0.70 per share. Subscribers to these private placements received for each two shares of common stock purchased one warrant to purchase one additional share of common stock. The warrant expires twenty-four months following the closing of the private placement. Each warrant is exercisable at a price of $0.70 per share during the first twelve months following the close of the private placement, or at an exercise price of $1.05 per share in the second twelve months following the close of the private placement. The total number of warrants issued was 3,757,990. The common stock and the warrants were issued to the accredited investors in a transaction that will be exempt from registration pursuant to Section 4(2) of the Securities Act, and/or Regulation D promulgated under the Securities Act.

$2.3 Million Private Placement

On October 24, 2005, the Company issued 3,228,070 shares of common stock at a purchase price of $0.7125 per share in a private placement for total proceeds of $2,300,000.

As part of this sale, the Company also issued warrants to purchase 1,614,035 shares of common stock at an exercise price of $1.425 per share during the period of six months to forty-two months subsequent to issuance or at a cashless exercise if a registration statement is not effective within one year of issuance. The warrants expire forty-two months after the date of issuance.

As part of the transaction, the Company agreed to sell up to an additional $700,000 of its common stock to the Purchaser at a purchase price of $0.7125 per share for 982,456 shares. The Company also issued warrants to purchase 491,228 shares of common stock at an exercise price of $1.425 per share during the period of six months to forty-two months subsequent to issuance or at a cashless exercise if a registration statement is not effective within one year of issuance. The warrants expire forty-two months after the date of issuance. The purchaser had 180 days following the date of the Purchase Agreement to acquire additional shares. This offer expired unexercised on March 20, 2006.

The Company agreed to issue warrants to purchase 1,614,035 shares of common stock at an exercise price of $0.7125 per share to its advisor in connection with this transaction. The warrants expire forty-two months after the date of issuance. The common stock and the warrants were issued to the accredited investor in a transaction that will be exempt from registration pursuant to Section 4(2) of the Securities Act, and/or Regulation D promulgated under the Securities Act.

$3.6 Million Private Placement

On December 16, 2005, the Company issued 6,419,840 shares of the Company's common stock in a private placement, for total proceeds of 3,000,000€, or approximately $3.6 million at the then current exchange rates.

As part of the transaction, the Company issued warrants to purchase 2,853,262 shares of common stock at an exercise price of $0.85 per share during the period six to forty-two months subsequent to the date of issuance or at an exercise price of $1.13 per share during the period forty-three to sixty-six months after the date of issuance. The warrants expire sixty-six months after the date of issuance.

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

$4.0 and $2.5 Million Private Placements

On April 6, 2006, the Company entered into a Common Stock and Warrant Purchase Agreement (“$4.0 million Purchase Agreement”) with a UK investor (the “Investor”) for 5,333,333 shares of common stock at a purchase price of $0.75 per share in a private placement for total proceeds of $4,000,000 (the “$4.0 million Private Placement”). As part of this sale, the Company also issued warrants to purchase 2,666,667 shares of common stock at an exercise price of $0.825 per share during the period of six months to forty-two months subsequent to issuance. The warrants expire forty-two months after the date of issuance.

Also on April 6, 2006, the Company entered into a Common Stock and Warrant Purchase Agreement (“$2.5 million Purchase Agreement”) with a different European investor (the “2 nd Investor”) for 3,333,333 shares of common stock at a purchase price of $0.75 per share in a private placement for total proceeds of $2,500,000 (the “$2.5 million Private Placement”) before payment of a 9% commission and other expenses. As part of this sale, the Company also issued warrants to purchase 1,666,667 shares of common stock at an exercise price of $0.825 per share during the period of six months to forty-two months subsequent to issuance. The warrants expire forty-two months after the date of issuance.

Subsequent to entering into these agreements, the Company entered into an identical amendment to each agreement which (i) modified the amount of liquidated damages to a maximum of 8% of the purchase price and (ii) added that shareholder approval will be obtained prior to the Company issuing the shares of common stock issuable upon exercise of the warrants. There were no other changes to either agreement. Both transactions closed and the warrants were issued on April 27, 2006.

AMEX requires that shareholder approval be obtained by the Company for the sale of common stock in a transaction if the price of the shares to be sold is less than the greater of book or market value, and the number of shares is equal twenty-percent (20%) or more of the presently outstanding common stock. In order to comply with this requirement, the Company was required to obtain shareholder approval for the $4.0 and the $2.5 million Private Placements. Shareholder approval was obtained at the Company's annual shareholder meeting on July 6, 2006.

$1.0 Million Private Placement

On November 9, 2006, the Company issued 1,371,742 shares of the Company's common stock at a purchase price of $0.729 per share in a private placement for total proceeds of $1,000,000.

As part of the sale, the Company issued warrants to purchase 685,871 shares of common stock at an exercise price of $0.972 per share during the period of six months to sixty-six months subsequent to issuance. The warrants expire sixty-six months after the date of issuance.

The common stock and the warrants were issued to the accredited investor in a transaction that is exempt from registration pursuant to Section 4(2) of the Securities Act, and/or Regulation D promulgated under the Securities Act.

The transaction closed and the funds were received on November 22, 2006.

$10.0 Million Private Placement

On February 16, 2007, the Company entered into a common stock purchase agreement (the “Purchase Agreement”) with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion Capital”). Pursuant to the Purchase Agreement, at the Company's discretion, the Company may sell up to $10.0 million of the Company's common stock to Fusion Capital from time to time over a twenty-five month period. The Company has reserved for issuance up to 12,000,000 shares of the Company's common stock for sale to Fusion Capital under this agreement. The Company has issued to Fusion Capital 805,987 shares of the Company's common stock as a commitment fee for entering into the Purchase Agreement.

Concurrent with entering into the Purchase Agreement, the Company entered into a registration rights agreement with Fusion Capital (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company filed a registration statement with the SEC covering the shares that have been issued or may be issued to Fusion Capital under the Purchase Agreement. Subject to earlier termination at the Company's discretion, Fusion Capital's purchases commenced after June 8, 2007 when the Securities and Exchange Commission ("SEC") declared effective the registration statement related to the transaction. Generally, the Company has the right but not the obligation from time to time to sell an aggregate of up to 12 million shares of the Company's common stock to Fusion Capital in amounts between $100,000 and $1 million depending on certain conditions. The Company has the right to control the timing and amount of any sales of the Company's shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of the shares of common stock without any fixed discount. Fusion Capital shall not have the right or the obligation to purchase any shares of the Company's common stock on any business day that the price of the Company's common stock is below either $0.50 or $0.60, depending on the transaction size of the purchase. The agreement may be terminated by the Company at any time at its discretion without any cost to the Company.

During the quarter ended September 30, 2007, the Company did not execute any transactions under this agreement. During the nine months ended September 30, 2007, the Company executed five separate transactions under this agreement, selling a total of 970,994 shares of common stock at an average price of $0.515 per share for total proceeds of $500,000.

$2.52 Million Private Placement

Between June 26, 2007 and July 16, 2007, the Company entered into Agreements with five European institutional and private investors for the sale of 6,123,346 shares of the Company’s common stock at a purchase price of approximately $0.41 per share in a private placement, for total proceeds of $2,517,710 before commissions. As a condition to the enforceability of these agreements against the Company, the investors were required to fund the purchase price in an escrow account, which funds were received between June 19, 2007 and July 31, 2007.

As part of the sale, the Company will issue warrants to purchase 1,530,827 shares of common stock at an exercise price of $0.62 per share during the period of six months to sixty-six months subsequent to issuance. The warrants expire sixty-six months after the date of issuance.

The Company was obligated to file a registration statement with the SEC including the common stock and the shares issuable upon exercise of the warrants within 90 days of the closing date. A Form S-3 registration statement, including these shares and shares issuable upon exercise of the warrants, was filed by the Company on October 18, 2007 and declared effective by the SEC on October 31, 2007. All the costs and expenses incurred in connection with the registration of the common stock and warrants are paid by the Company. The Company closed this transaction on July 20, 2007 and August 20, 2007.

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

Issuances of Preferred Stock

Series A 0% Convertible Preferred Stock Private Placement

Pursuant to a Convertible Preferred Stock Purchase Agreement between the Company and the purchaser named therein (the “Series A Purchaser”) dated as of March 3, 2004, the Company issued to the Series A Purchaser, 800,000 shares of Series A 0% Convertible Preferred Stock, par value $.0001 (“Series A Preferred Stock”). The offering resulted in gross proceeds of approximately $3,200,000 to the Company, prior to the deduction of fees and commissions. The sale of the Series A Preferred Stock was exempt from registration pursuant to Regulation S promulgated under the Securities Act.

The Series A Preferred Stock was initially convertible into the Company's common stock at a variable conversion ratio which was the lesser of (a) $4.00 as adjusted as provided in the Series A Certificate of Designation (the “Series A Fixed Conversion Price”) or (b) eighty percent (80%) of the lowest closing bid price for the Common Stock in the ten business days preceding the date of conversion, but, in no case, less than 50% of the Series A Fixed Conversion Price. In September 2004, we renegotiated the conversion formula with the holder of these shares. Thus, the minimum price at which the shares may be converted is equal to twenty-five percent (25.0%) of the Fixed Conversion Price, or $1.00 per share. Pursuant to the amended agreement, the Series A Purchaser may not convert Series A Preferred Stock into our common stock for a period of two (2) years following the closing date of this transaction. Under the revised agreement, in no event will the Series A Purchaser receive more than 8,000,000 or less than 2,000,000 shares of the Company's common stock upon conversion of the Series A Preferred Stock.

The Series A Purchaser was granted an option to purchase additional shares of the Company's common stock equal to the difference between the number of shares of common stock actually received upon conversion and the number of shares that would have been received at a conversion price of $1.82. The exercise price shall be the Series A Fixed Conversion Price.

Series B 0% Convertible Preferred Stock Private Placement

Pursuant to a Convertible Preferred Stock Purchase Agreement between the Company and the purchaser named therein (the “Series B Purchaser”) dated as of March 29, 2004, the Company issued to the Series B Purchaser, 750,000 shares of Series B 0% Convertible Preferred Stock, par value $.0001 (“Series B Preferred Stock”). The offering resulted in gross proceeds of approximately $3,000,000 to the Company, prior to the deduction of fees and commissions. The sale of the Series B Preferred Stock was exempt from registration pursuant to Regulation S promulgated under the Securities Act.

The Series B Preferred Stock was initially convertible into the Company's common stock at a variable conversion ratio which was the lesser of (a) $3.65 as adjusted as provided in the Series B Certificate of Designation (the “Series B Fixed Conversion Price”) or (b) eighty percent (80%) of the lowest closing bid price for the Common Stock in the ten business days preceding the date of conversion, but, in no case, less than 50% of the Series B Fixed Conversion Price. In September 2004, we renegotiated the conversion formula with the holder of these shares. Now the minimum price at which the shares may be converted is equal to twenty-seven and four tenths per cent (27.4%) of the Series B Fixed Conversion Price, or $1.00 per share. Pursuant to the amended agreement, the Series B Purchaser may not convert Series B Preferred Stock into our common stock for a period of two (2) years following the closing date of this transaction. Under the revised agreement, in no event will the Series B Purchaser receive more than 7,500,000 or less than 2,054,795 shares of the Company's common stock upon conversion of the Series B Preferred Stock.

The Series B Purchaser was granted an option to purchase additional shares of the Company's common stock equal to the difference between the number of shares of common stock actually received upon conversion and the number of shares that would have been received at a conversion price of $1.82. The exercise price shall be the Series B Fixed Conversion Price.

In April 2006, the holders of both the Series A and Series B Convertible Preferred Stock exercised all of their conversion rights and converted 1,550,000 shares of Convertible Preferred Stock into 15,500,000 shares of common stock.

Warrants

A wholly-owned subsidiary of the Company entered into a supply and distribution agreement (the “Distribution Agreement”) with a distributor dated July 10, 2001 that granted the distributor the right to purchase up to 10% of the outstanding common stock of the Company for $1.00 per share should certain sales targets be achieved. The warrant was to expire on July 10, 2006. None of the sales targets have been achieved under the Distribution Agreement and as of December 10, 2004 this Distribution Agreement was terminated and replaced by a new supply and distribution agreement (the “New Agreement”). Under this New Agreement, the distributor received a warrant to purchase 600,000 shares of O2Diesel's common stock at a price of $2.00 per share, which expired on May 5, 2007.

On February 3, 2006, the Company offered existing warrant holders from the $2.0 million and $3.0 million Private Placements and the $2.3 million Private Placement an opportunity to exercise their warrants at the reduced price of $0.35 per share. On February 27, 2006, the Warrant Offering expired and the Company received proceeds of $592,692 (after expenses) for the exercise of warrants to purchase 1,864,035 shares of common stock. Between May 31 and June 12, 2006, several other existing warrant holders elected to exercise their warrants at the contract price identified in their warrant documentation. Proceeds for these exercises were $865,452 (after expenses) for the purchase of 1,287,857 shares of common stock.

On April 27, 2007, the Company offered existing warrant holders an opportunity to exercise their warrants at the reduced price of $0.50 per share. If all eligible warrant holders were to exercise their warrants at the reduced price, the Company would receive proceeds of approximately $4.3 million. The warrant offer was originally set to expire on May 25, 2007, however on May 9, 2007, the Company extended this reduced price offer until June 8, 2007. As of May 15, 2007, the Company amended the offer to grant the warrant holders, who tender their warrants, additional shares of Common Stock if the Company enters into any agreement for the sale of shares of Common Stock at less than $0.50 per share prior to June 8, 2008. The offer expired on June 8, 2007, without any of the warrant holders exercising at the reduced price.

 O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)
Options

The Company implemented a Stock Incentive Plan (the “Incentive Plan”) in 2004 for which the Board of Directors has authorized 9,750,000 shares of common stock to be reserved for future issuance under the Incentive Plan.

The following table shows the outstanding options granted under the 2004 Stock Incentive Plan:

			Weighted Ave
			Remaining
	Shares	Weighted Ave Exercise Price	Contractual Term
Outstanding at January 1, 2004	500,000	$1.50	-
Granted in 2005	5,450,000	$1.50	7.9
Exercised in 2005	-	$-	-
Forfeited or Expired	-	$-	-
Outstanding at December 31, 2005	5,950,000	$1.50	7.9
Granted During the Year Ended December 31, 2006	1,350,000	$1.28	8.8
	200,000	$1.50	8.8
	100,000	$0.71	9.2
Exercised During the Year Ended December 31, 2006	-	$-	-
Forfeited or Expired	(100,000)	$1.28	-
Outstanding at December 31, 2006	7,500,000	$1.45	8.2

Granted During the Nine Months Ended September 30, 2007	-	-	-
Exercised During the Nine Months Ended September 30, 2007	-	-	-
Forfeited or Expired	(1,475,000)	$1.50	-
Outstanding at September 30, 2007	6,025,000	$1.44	8.1

Exercisable at September 30, 2007	5,265,000	$1.46	8.1

Restricted Stock Awards

On November 16, 2006, the Board of Directors approved the grant of 500,000 shares of restricted stock to Mr. Roger, pursuant to the terms of the Company's 2004 Stock Incentive Plan and Mr. Roger's employment agreement. The terms of the award were that the shares were to be issued on January 1, 2007 with 166,667 shares to vest on January 1, 2007, 166,667 shares to vest on January 1, 2008 and 166,666 shares to vest on January 1, 2009. The receipt of shares is contingent on Mr. Roger remaining employed by the Company on the date of vesting. In 2006, there was no FAS 123(R) expense for the grant of restricted stock.

On August 1, 2007, the Company entered into a Separation Agreement with Mr. Roger. Mr. Roger will receive severance payments and health benefits from the Company in accordance with his Employment Agreement. Mr. Roger's Separation Agreement includes continuing obligations relating to confidentiality, non-competition and non-solicitation. The Separation Agreement also provides for a release by Mr. Roger of any and all claims he may have against the Company. In addition, all of Mr. Roger's options vested as of the date of the Separation Agreement and in accordance with the Incentive Plan, Mr. Roger had thirty days to exercise these options, which expired unexercised. Finally, 166,667 of the remaining shares of Mr. Roger's restricted stock vested on the date of the Separation Agreement and 166,666 of the remaining shares will vest on July 31, 2008. Mr. Roger agreed not to sell or transfer these shares until after that date.

On May 14, 2007, the Company entered into an investor relations consulting agreement for a term of two months. In exchange for services, the Company paid the consultant a fee of $10,000. In addition, the Company awarded the consultant 50,000 shares of restricted stock. In connection with the stock award, the Company recognized $0 and $27,000 of consulting expense during the three and nine months ended September 30, 2007, respectively.

On May 16, 2007, the Company entered into a second investor relations consulting agreement for a term of six months. In exchange for services, the Company awarded the consultant 440,000 shares of restricted stock. In connection with the stock award, the Company recognized $96,400 and $213,000 of the consulting expense during the three and nine months ended September 30, 2007, respectively. Pursuant to the terms of the consulting agreement, 220,000 shares, 120,000 shares and 100,000 shares of the restricted stock were earned by the consultant on May 16, 2007, July 16, 2007 and September 17, 2007, respectively. As of September 30, 2007, the restrictions on 440,000 shares issued under this contract have lapsed and such shares were earned.

On November 4, 2004, the Company entered into a separate investor relations consulting agreement for a term of four years. In exchange for services, the Company awarded the consultant 50,000 shares of restricted stock as settlement of this agreement, effective November 9, 2007. In connection with this stock award, the Company has recognized $23,500 of consulting expense in the third quarter of 2007 and recorded this as an accrued expense.

The following schedule presents shares of common stock issued and outstanding and reserved for future issuance as of September 30, 2007:

Common Shares Outstanding		83,186,786
Reserved For Future Issuance
Options Granted to officers and directors	6,025,000
Unearned common stock issued for compensation	166,666
Unearned common stock issues for commitment shares	561,888
Treasury shares	100,000
Warrants	9,486,502	16,340,056

Total shares issued and outstanding and reserved for future issuance		99,526,842

O2Diesel Corporation
(A Development Stage Company)
Notes to Financial Statements
(Unaudited)

11. Related Party Transactions

A company controlled by the former Chairman of the Board provides office space, accounting and other services to the Company at a cost of approximately $2,500 per month. The Company paid $5,221 and $15,505 for the three and nine months ended September 30, 2006, respectively, and paid $2,873, $27,744 (of which approximately $16,700 relates to the first nine months of 2007) and $207,594 for the three and nine months ended September 30, 2007 and for the period October 14, 2000 (inception) through September 30, 2007, respectively, to the company controlled by the former Chairman.

Included in Other Receivables at September 30, 2007 is $24,923 which is related to travel advances made to employees. Included in Accounts Payable at September 30, 2007 is $139,839 which represents travel expenses reimbursable to employees and directors.

The Company has entered into two separate consulting contracts with two shareholders of its Brazilian subsidiary for the purpose of providing office rent and administrative services and in lieu of employment contracts with these two individuals. These two contracts provide support significant to the operation of the Brazilian subsidiary. The company incurred expenses of $37,352 and $137,060 for the three and nine months ended September 30, 2006, respectively, and $37,059, $107,735 and $581,119 for the three and nine months ended September 30, 2007 and for the period October 14, 2000 (inception) through September 30, 2007, respectively.

12. Commitments

Operating leases

The Company leases office space and certain office equipment under agreements that are accounted for as operating leases. As of September 30, 2007, future minimum lease payments under non-cancelable operating leases were as follows:

Operating Leases

2007	$25,506
2008	89,779
Thereafter	-
Total	$115,285

Rent expense under the leases with unrelated parties was $26,798 and $79,896 for the three and nine months ended September 30, 2006 and was $54,291, $140,361 and $436,836 for the three and nine months ended September 30, 2007 and for the period October 14, 2000 (inception) through September 30, 2007, respectively.

13. Subsequent Events

On October 17, 2007, the Company entered into a private financing agreement and a joint venture transaction with Energenics Holdings Pte Ltd (“Energenics Holdings”) to provide funding and commercial support to develop the Asian market for O2Diesel™, the Company's ethanol diesel fuel blend.

The parties entered into a Common Stock and Warrant Purchase Agreement (the “Energenics Agreement”) pursuant to which Energenics Holdings agreed to purchase 2,551,020 shares of the Company's common stock in a private placement, for total proceeds of approximately $1.25 million. As part of the transaction, the Company agreed to issue a warrant to purchase 1,275,510 shares of common stock at an exercise price of $0.50 per share, which warrant will be issued upon the closing of the transactions contemplated by the Energenics Agreement and shall be exercisable from the date that is six months following the date of issuance until October 17, 2012 (“Investment Warrant”).

The parties also entered into a Shareholders Agreement, in which Energenics Holdings and the Company will jointly develop the market for O2Diesel™ in Asia through O2Diesel Asia Limited (“O2Diesel Asia”). Energenics agreed to pay the Company $750,000 for a fifty percent (50%) equity interest in O2Diesel Asia. The balance of the interest in O2Diesel Asia will be held by O2Diesel Europe Limited, a wholly-owned subsidiary of the Company. For the past year, pursuant to the Supply and Distribution Agreement, dated September 15, 2006, O2Diesel has supplied its additive to Energenics for the manufacture and distribution of O2Diesel™ in the Asian Pacific and South Asia.

The parties also will enter into a License agreement whereby O2Diesel Europe Limited (formerly AAE Technologies International Plc) will license to O2Diesel Asia certain patents and know-how that are required to make and sell O2Diesel™ in the territory in exchange for certain payments pursuant to the Shareholders Agreement. In addition, the Company will enter into a similar License agreement with O2Diesel Asia, pursuant to which the Company will pay to O2Diesel Asia a royalty based on sales of the Company's product in the Territory.

As part of the transaction, upon the purchase of a certain quantity of O2D05 or the equivalent, the Company will also issue a warrant to purchase 1,500,000 shares of common stock at an exercise price of $0.50 per share, which warrant shall be exercisable during the period from the date of issuance until October 17, 2012 (“JV Warrant”).

Also, as part of the transaction, upon the achievement by Energenics Holdings of certain levels of additional purchases of O2D05 or the equivalent, the Company will issue additional warrants to purchase up to an aggregate of 6,500,000 shares of common stock at a price per share equal to the lesser of $0.50 or 106% of the closing price per share (rounded to the nearest cent) of the Company's common stock on the American Stock Exchange on the date such warrants are earned (“Market Development Warrants,” and, collectively with the Investment Warrant and the JV Warrant, the “Warrants”). The Market Development Warrants are exercisable from the date of issuance to October 17, 2012.

The parties expect to close the transaction in the fourth quarter of 2007.

The common stock and the Warrants will be issued to the accredited investor in a transaction that will be exempt from registration pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2007

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

Business Plan

Overview

The Company is classified as a development stage company as shown on its unaudited consolidated financial statements for the period from inception (October 14, 2000) through September 30, 2007.

O2Diesel's predecessor, Dynamic Ventures, Inc., was incorporated in the State of Washington on April 24, 2000. Dynamic Ventures, Inc. changed its name to O2Diesel Corporation effective June 10, 2003, in contemplation of the reverse acquisition of AAE Technologies International Plc (“AAE”). On July 15, 2003, O2Diesel acquired all of the issued and outstanding share capital of AAE in exchange for 17,847,039 shares of its common stock (the “Offer”). As a result of this transaction, the former shareholders of AAE acquired control of the combined companies. The acquisition of AAE has been accounted for as a capital transaction followed by a recapitalization as AAE was considered to be the accounting acquirer. Accordingly, the historical consolidated financial statements of AAE are considered to be those of O2Diesel for all periods presented.

In conjunction with the reverse acquisition, the Company completed a private placement of its common stock whereby it issued 3,333,333 shares of common stock at $1.50 per share. Of the $5.0 million raised, approximately $800,000 was used to pay the costs of the reverse acquisition and private placement, $1.0 million was used to repay a bridge loan that was made in contemplation of the transaction, and the balance of $3.2 million was used to fund the ongoing developmental activities of the Company.

Subsequent to the Offer and during 2003, the Company undertook an effort to raise an additional $3.5 million through a follow-on private placement. Pursuant to the follow-on financing, the Company issued 1,025,784 shares of its common stock at $1.50 per share for total proceeds of $1,535,877. The follow-on placement was closed as of March 31, 2004.

On December 29, 2004, the Company consummated a merger (the “Reincorporation Merger”) with and into its wholly owned subsidiary, O2Diesel Delaware Corporation, a Delaware corporation (“O2Diesel Delaware”), in order to reincorporate in the State of Delaware (the “Reincorporation”). The Reincorporation Merger was affected pursuant to an Agreement and Plan of Merger entered into between the Company and O2Diesel Delaware on December 29, 2004. The Reincorporation was submitted to a vote of, and approved by, the Company's shareholders at its annual meeting held on August 16, 2004. As a result of the Reincorporation, the legal domicile of the Company is now Delaware. The merger became effective on December 31, 2004.

 Since July 2003, the Company has raised approximately $36 million for its operations.

Transactions During the First Nine Months of 2007

ProEco Transaction

On January 12, 2007, the Company entered into a share exchange agreement (“Share Exchange Agreement”) with ProEco and its shareholders (“ProEco Shareholders”) to acquire shares equal to 80% of the outstanding capital stock of ProEco in exchange for approximately 9.2 million shares of the Company's common stock (the “Transaction Shares”) valued at $0.872 per share for a total purchase price of $8.0 million.

ProEco, which has had limited operations to date, has been developing a new fuel-grade ethanol plant (the “Ethanol Plant”) with planned capacity of 100 million gallons per year to be built in two 50 million gallon trains (each a “Train”). Under the terms of the Shareholder Exchange Agreement, ProEco Shareholders would receive 60% of the Transaction Shares at the time of the closing and would receive the remaining 40% of the Transaction Shares in two equal installments upon the completion of construction of the first Train (20%) and the commencement of construction of the final Train (20%). The remaining 40% of the Transaction Shares would be held in escrow until the conditions for their release have been met. The parties intend the transaction to qualify as a tax-free reorganization under Section 368(a) of the Code.

The Share Exchange Agreement requires ProEco to complete a number of steps toward completion of the Ethanol Plant project in order for the closing of the share exchange to occur. At the time of the closing, ProEco must have entered into a definitive engineering, procurement and construction (“EPC”) contract with a reputable firm with extensive experience in implementing and completing projects similar to the Ethanol Plant project and executed marketing agreements for the sale of the production of the Ethanol Plant. Under the terms of the Share Exchange Agreement, ProEco is responsible for having the Ethanol Plant designated as a facility nameplated, or certified, as producing ethanol at a level of at least 100 million gallons of production a year.

As a condition to the closing of the ProEco share exchange, the Company would be obligated to secure the financing necessary to complete the construction costs to build the Ethanol Plant. Accordingly, the Company would be required to raise $60 to $70 million in debt and between $30 and $40 million in equity in the first quarter of 2008 for each train.

Prior to closing, the Company and the ProEco Shareholders will enter into a stockholder agreement that will, among other things, impose restrictions on the transfer of the Transaction Shares.

The Common Stock will be issued to the ProEco Shareholders in a transaction that will be exempt from the registration requirement pursuant to Section 4(2) of the Securities Act and under Regulation D promulgated under the Securities Act.
1

O2Diesel Corporation
(A Development Stage Company)
September 30, 2007

Under the terms of the letter of intent for the Share Exchange Agreement, the Company agreed to enter into a secured loan agreement with ProEco for the purposes of financing the purchase options for the land to be used for the Ethanol Plant and certain engineering and permitting work required for the closing of the ProEco share exchange. The annual interest rate on the loan is 7% and the maturity date of the loan is December 15, 2007.

Current trends in the ethanol industry have seen increases in the price of corn and other feedstocks as well as a decline in the average selling price of ethanol. For a number of new plant construction projects, the lack of EPC contractor availability has resulted in increased costs and delays in completion dates. We are continuing our review of both the timing and scope of this project in light of the present industry environment. Our estimated timetable to obtain the financing and start construction has now shifted to the first half of 2008.

Based on FIN 46R, the Company is the holder of the majority of the risks and rewards relating to ProEco. As such, the Company is considered to be the “primary beneficiary” of ProEco, and ProEco is deemed to be a VIE. Accordingly, the Company has included ProEco’s assets, liabilities and operating results in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that are unable to make significant decisions about its activities; or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Based on these guidelines, the Company has determined that ProEco is a VIE beginning with the third quarter of 2007. Prior to that period, activity with ProEco was not material.

The following table summarizes the significant assets and liabilities of ProEco as of September 30, 2007:

Cash	$35,554
Construction in progress	994,008
Accounts payable	341,904
Accrued expenses	74,978

ProEco operating expenses of $327,216, after the elimination of inter-company transactions, are also reflected in the Company’s consolidated statements of operations.

$10.0 Million Private Placement

On February 16, 2007, the Company entered into a common stock purchase agreement (the “Purchase Agreement”) with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion Capital”). Pursuant to the Purchase Agreement, at the Company's discretion, the Company may sell up to $10.0 million of the Company's common stock to Fusion Capital from time to time over a twenty-five month period. The Company has reserved for issuance up to 12,000,000 shares of the Company's common stock for sale to Fusion Capital under this agreement. The Company has issued to Fusion Capital 805,987 shares of the Company's common stock as a commitment fee for entering into the Purchase Agreement.

Concurrent with entering into the Purchase Agreement, the Company entered into a registration rights agreement with Fusion Capital (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company filed a registration statement with the SEC covering the shares that have been issued or may be issued to Fusion Capital under the Purchase Agreement. Subject to earlier termination at the Company's discretion, Fusion Capital's purchases commenced after June 8, 2007 when the Securities and Exchange Commission ("SEC") declared effective the registration statement related to the transaction. Generally, the Company has the right but not the obligation from time to time to sell shares of the Company's common stock to Fusion Capital in amounts between $100,000 and $1 million depending on certain conditions. The Company has the right to control the timing and amount of any sales of the Company's shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of the shares of common stock without any fixed discount. Fusion Capital does not have the right or the obligation to purchase any shares of the Company's common stock on any business day that the price of the Company's common stock is below either $0.50 or $0.60, depending on the transaction size of the purchase. The agreement may be terminated by the Company at any time at its discretion without any cost to the Company.

During the quarter ended September 30, 2007, the Company did not execute any transactions under this agreement. During the nine months ended September 30, 2007, the Company executed five separate transactions under this agreement selling a total of 970,994 shares of common stock at an average price of $0.515 per share for total proceeds of $500,000.

Warrants

On April 27, 2007, the Company offered existing warrant holders an opportunity to exercise their warrants at the reduced price of $0.50 per share. If all eligible warrant holders were to exercise their warrants at the reduced price, the Company would receive proceeds of approximately $4.3 million. The warrant offer was originally set to expire on May 25, 2007, however on May 9, 2007, the Company extended this reduced price offer until June 8, 2007. As of May 15, 2007, the Company amended the offer to grant the warrant holders, who tender their warrants, additional shares of Common Stock if the Company enters into any agreement for the sale of shares of Common Stock at less than $0.50 per share prior to June 8, 2008. The offer expired on June 8, 2007, without any of the warrant holders exercising at the reduced price.

$2.52 Million Private Placement

Between June 26, 2007 and July 16, 2007, the Company entered into Agreements with five European institutional and private investors for the sale of 6,123,346 shares of the Company’s common stock at a purchase price of approximately $0.41 per share in a private placement, for total proceeds of $2,517,710 before commissions. As a condition to the enforceability of these agreements against the Company, the investors were required to fund the purchase price in an escrow account, which funds were received between June 19, 2007 and July 31, 2007.

As part of the sale, the Company issued warrants to purchase 1,530,827 shares of common stock at an exercise price of $0.62 per share during the period of six months to sixty-six months subsequent to issuance. The warrants expire sixty-six months after the date of issuance.

The Company was obligated to file a registration statement with the SEC including the common stock and the shares issuable upon exercise of the warrants within 90 days of the closing date. A Form S-3 registration statement, including these shares and shares issuable upon exercise of the warrants, was filed by the Company on October 18, 2007 and declared effective by the SEC on October 31, 2007. All the costs and expenses incurred in connection with the registration of the common stock and warrants are paid by the Company. The Company closed this transaction on July 20, 2007 and August 20, 2007.

2

O2Diesel Corporation
(A Development Stage Company)
September 30, 2007

Listing of Common Stock on AMEX

On June 15, 2004, the AMEX approved an application to list 46,518,898 shares of our common stock under the symbol OTD. Subsequent to this date, the Exchange has approved additional applications to list 72,830,013 more shares of our common stock so that the total number of shares approved for listing is 119,348,911. Our shares began to trade on the Exchange on July 1, 2004.

The Company's audited consolidated financial statements for the year ended December 31, 2006, were prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Our independent registered public accounting firm included an explanatory paragraph in their report on the December 31, 2006 audited consolidated financial statements to highlight that the Company's accumulated losses and lack of available working capital raised substantial doubt about the Company's ability to continue as a going concern.

The Company's unaudited consolidated financial statements for the three and nine months ended September 30, 2007, have been prepared on a going concern basis, which also contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. At September 30, 2007, the Company had working capital of $1,959,349, including $2,898,550 of restricted cash, and had accumulated losses of $40,500,079.

The Company was notified by the AMEX in December 2004 that it was not in compliance with AMEX Company Guide Section 1003(a)(iii) which requires listed companies to have at least $6.0 million of stockholders' equity when it has sustained losses from continuing operations and/or net losses in its five most recent fiscal years. AMEX indicated that, in order to return to full compliance, O2Diesel needed to have stockholders' equity of $6.0 million by June 2006 and to maintain this level going forward.

In accordance with the procedures of the Exchange, we filed a plan with it to demonstrate the steps we would take to return to full compliance. On February 15, 2005, the AMEX notified us that it had accepted our plan, and that we would be given until June 2006 in which to regain compliance with the Exchange's listing rules. To achieve that level of stockholders' equity, we anticipated having to raise a total of approximately $10.0 million in new equity during 2005. In December 2005, the Company determined that it could not meet certain conditions of the plan and met with representatives of the AMEX to discuss the need to develop an amended plan to demonstrate how the Company would be in compliance by June 2006. During 2006, as part of its efforts to meet these requirements, the Company closed an offer to existing warrant holders to exercise their warrants at a reduced price for proceeds of approximately $1.5 million (after expenses) and three private placements totaling $7.5 million.

On July 17, 2006, the Company received a letter from the AMEX indicating that the Company had regained compliance with AMEX listing requirements. At December 31, 2006, the Company was in compliance with AMEX listing requirements, but for the period ended March 31, 2007, the Company was not able to meet the listing requirements. On June 29, 2007, the Company was notified by AMEX that it was not in compliance with the listing standards of the Exchange because it lacked the requisite amount of stockholders' equity. The Company was asked to submit a plan by July 27, 2007 advising AMEX of actions the Company would be taking to bring it into compliance with the continued listing standards by December 29, 2008.

On July 27, 2007, the Company filed a plan with the Exchange describing the steps it plans to take to return to full compliance. The Company has entered into a common stock purchase agreement with Fusion Capital Fund II, LLC to raise up to $10 million in new equity over a twenty-five month period starting on February 16, 2007. Also, the Company announced a private placement in which we raised an additional $2.52 million in July and August 2007. As noted below, the Company intends to raise additional new equity in conjunction with the acquisition of the ProEco Energy Company. We believe these actions will enable us to meet or exceed the equity requirements of the Exchange.

On September 13, 2007, the Company received a written notice from the AMEX indicating that AMEX had reviewed and accepted the Company’s plan to regain listing qualifications compliance. With the acceptance of the plan, the Company will be able to continue its listing during the plan period pursuant to an extension granted until December 29, 2008. The AMEX notice also advised the Company that, in addition to the previously disclosed deficiency with respect to Section 1003(a)(iii) of the AMEX Company Guide, it had triggered an additional deficiency with respect to Section 1003(a)(ii) of the AMEX Company Guide which requires listed companies to have at least $4.0 million of stockholders' equity when it has sustained losses from continuing operations and/or net losses in its four most recent fiscal years.

During the interim period until December 29, 2008, the Company must continue to provide AMEX staff with updates regarding initiatives set forth in its plan of compliance. The Company will be subject to periodic review by AMEX staff during the interim period. If the Company is not in compliance with the continued listing standards on December 29, 2008, or the Company does not make progress consistent with the plan during the interim period, the AMEX would likely initiate procedures to de-list the Company's common stock. If the Company's common stock were to be de-listed by the AMEX, its shares would continue to be traded as a bulletin board stock.

The consolidated financial statements in this report do not include any adjustments to reflect other anticipated private placements or the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should management be unsuccessful in obtaining financing on terms acceptable to the Company.

Operations

During the third quarter of 2007, we continued our efforts to generate sales to our targeted fleet customers in North America and Brazil, as well as our efforts to develop targeted demonstrations in Europe. At the same time, the Company continued its relationship with its Asian partner, Energenics Pte Ltd (“Energenics”) and expanded its sales in India.

In Canada, we intend to focus our efforts on the country’s large population centers in the Eastern and Western provinces, but until we have commercialized our technology in the U.S., no significant resources will be devoted to Canada.

3

O2Diesel Corporation
(A Development Stage Company)
September 30, 2007

United States:

Our focus for the U.S. has been to target key geographical areas and specific diesel markets based upon:

➢	Current and projected quantity of diesel fuel consumption;

➢	High-population centers under strict air quality regulations;

➢	Municipal transit and school bus fleets with an emphasis on public policy and a positive environmental image;

➢	Large concentrations of urban-based, centrally fueled fleets of trucks and buses;

➢	Off-road construction equipment;

➢	Diesel equipment used by port facilities and large-scale mining operations; and

➢	Military installations in non-combat vehicles.

In the U.S., O2Diesel's third quarter sales and marketing efforts for fleet sales were focused in the state of California and in the Midwest. The Company maintained commercial activities at the Port of Long Beach and continued to pursue additional opportunities in this market segment. These efforts resulted in the addition of a third fleet operator at the Port. This customer is one of the largest at the Port and its fuel requirements are expected to double the sales of O2Diesel™ at the Port. The Company had previously received a letter from the Port recommending the use of O2Diesel™ in any of the existing centrally fueled fleets throughout the Port as part of its Green Port Policy and its Clean Air Action Plan. The Company also continued with the expansion of its successful test demonstration at a U.S. Air Force base in Nevada, both in the number of vehicles to be used and the length of time the demonstration will now be run.

The Company previously concluded a successful test demonstration in Clark County, Nevada which was devoted to documenting the reduced emission benefits of O2Diesel™ over a range of temperatures and engine types as well as demonstrations at a large coal mining operation in Wyoming and a municipal waste fleet in California.

We also continued to devote resources to our CityHome™ marketing program as a means of documenting operating performance data. CityHome™ is a marketing and sales initiative directed at municipal transit agencies in the United States as an opportunity to improve air quality in urban locations. This program stresses the environmental benefits of our fuel and is designed to allow municipal transit authorities to convert their fleets to O2Diesel™ without having to pay the higher costs of our fuel.

Through an innovative cost sharing concept with companies that wish to be good corporate citizens (sponsors), we have designed a program which permits the municipalities to purchase our fuel at costs which are the same as what they pay for regular diesel fuel. Corporate sponsors, generally with a national or international presence, will pay sponsorship fees to O2Diesel to take part in a clean air program for one or more of the communities participating in a CityHome™ program. In return for sponsorship payments, each sponsor will be given access to currently unused advertising space on buses and other advertising assets owned by the municipality. Sponsorship fees will become additional revenue for us and will be recognized as such when the related advertising is displayed and all other criteria for revenue recognition have been met. Costs that are intended to be supported by the sponsorship fees are recorded separately in the related expense line in our statement of operations. With regard to the advertising space, since we have been unable to assess the fair market value of the advertising space received, we assign no value to the space at the time of the receipt. We are recognizing the value associated with the advertising space when we enter into a contractual arrangement with a third party. The Company will consider assigning a fair value to the advertising space received at the time of the initial sale when such fair value is more readily determinable, based upon a history of cash transactions.

In the third quarter of 2007, we had a CityHome™ installation with one municipal bus fleet as well as several small school bus fleets in Chicago and South Dakota. To date, we have used this initiative as an important component of our test/demonstration strategy and have been successful in attracting fuel distributors to work with us in getting this initiative started. However, while we have received sponsorship funding for several CityHome™ programs, the fleet demonstrations executed under this program have required significant financial support from the Company. As a result, we have limited new CityHome™ programs to instances where we are assured of a level of sponsorship funding needed to cover all expenses of the demonstration. The Company’s future involvement with the CityHome™ program has thus been reduced only to programs that can be consider to be cost neutral. During the third quarter of 2007, we concluded our demonstrations in Johnson County, Kansas and continued to run one CityHome™ fleet in Lincoln, Nebraska.

We have also expanded our efforts to establish and improve the logistics network required for the delivery of O2Diesel™ to fleet and CityHome™ customers in the third quarter of 2007. These efforts have centered on developing strategic relationships with ethanol producers and distributors in order to improve both quality consistency and price stability. As of September 30, 2007, the Company had supply agreements in place with two ethanol industry groups to obtain a supply of limited amounts of ethanol at preferential pricing for our Midwestern customers.

In addition, the Company continued to support its efforts to acquire an 80% ownership share in ProEco, which has been planning to build a 100 million gallon ethanol plant in South Dakota. Once this acquisition has closed and the plant is operational, it is expected that this facility will provide a reliable source of high quality, competitively priced ethanol for the Company to use in developing the U.S. market. During the third quarter of 2007, the Company expanded its support of ProEco to obtain options for land purchases, the submission of permits for construction, the negotiation of an EPC contract, the negotiation of supply and transportation agreements and the development of marketing agreements for sale of the ethanol to be produced at this facility.

During the third quarter, the U.S. ethanol industry experienced several economic and logistical challenges to the general expansion of production capacity. The prices of various ethanol feedstocks, most notably corn, have increased while, at the same time, ethanol prices have seen a general decline as new production capacity comes on line. In addition, the demands on experienced EPC contractors have increased, particularly with the need for qualified skilled labor to build new plants. As a consequence, many new projects have experienced increased construction costs and project delays at a time when the profitability of the industry is being tested. We are continuing our review of both the timing and scope of this project in light of the present industry environment. Our estimated timetable to obtain the financing and start construction has now shifted to the first half of 2008.

4

O2Diesel Corporation
(A Development Stage Company)
September 30, 2007

We are continuing a series of product tests and demonstrations that relate directly to obtaining regulatory approval forO2Diesel™ and which are designed to meet the needs of our targeted customers. During the quarter ended September 30, 2007, the Company continued its efforts to register O2Diesel™ fuel and fuel blends with the EPA and has decided to alter its regulatory approval strategy in California. The Company is now developing a revised series of tests to qualify O2Diesel™ as a California Diesel Emissions Control Strategy only in conjunction with various exhaust after treatment devices, such as Diesel Oxidation Catalysts (DOC's) and Diesel Particulate Filters(DPF's), rather than as a standalone fuel.

In addition, we continued to develop a revised ballot for incorporation of ethanol-diesel fuel as an American Society for Testing and Materials (ASTM) specification. This revision is based on the results of the initial voting on the original ballot submitted in December 2006. A member of the Company serves as the chairman of the subcommittee tasked with revising this ballot and it is expected to be resubmitted during the second half of 2007 so that it can be discussed and voted on during the December 2007ASTM international meeting.

Finally, during the third quarter of 2007 we continued to develop contract proposals for submission to the DOE and the DoD to utilize the $2.0 million of available appropriations approved in prior years. These appropriations were awarded for the purpose of continued testing and verification of O2Diesel™, including the requirements of both DECS and the U.S. military.

In September 2007, the Company announced that the Senate subcommittee had approved additional DoD funding to continue demonstration tests of O2Diesel’s O28 fuel blend at Nellis Air Force Base. The appropriations bill covering this funding has now been sent on to be reconciled with the House Defense Appropriations bill.

Brazil:

In Brazil, O2Diesel is targeting customers on a very focused basis. In general, these will be miller fleets (sugar and ethanol producers), municipal bus and other fleets, and to a lesser extent centrally fueled truck fleets. The roll out of our product has been much slower than planned. Obtaining government approvals and gaining market awareness has taken longer than we anticipated. In response to these matters, we have made a decision to reduce our overhead and our marketing plans until we have a solid base of customers in Brazil. During the third quarter of 2007, we continued our support of one test fleet and continued negotiations with a municipal bus fleet in Curitiba.

In April, 2007, we announced the appointment of Fair Energy, S.A. as our distributor for several new markets in Central and South America. Demonstration programs in Columbia, Paraguay and Bolivia are targeted by the Company over the next several quarters. The first of these demonstrations will be initiated in the fourth quarter of 2007 in Asunción, Paraguay’s capital.

Europe:

During the third quarter of 2007, we pursued discussions and initiatives in Europe to test our fuel and to determine the market size and regulatory hurdles to be overcome to gain wider acceptance of our fuel in Europe. As of September 30, 2007, the Company had identified two municipal transit fleets, a waste fleet and a port facility that were interested in evaluating O2Diesel™ fuel. The Company recently announced that it had received regulatory approval in France to begin testing O2Diesel™ in a large transit system in Angouleme in the Bordeaux region of France. This demonstration has now started and we expect these activities to develop into additional demonstration programs over the next several months.

In addition, the Company announced that it will commence its first demonstration in Spain with Tussam (Transportes Urbanos De Sevilla Sociedad Anonima Municipal), who operates the collective urban transport system in Seville.

Asia:

In Asia, the company that serves as our exclusive distribution agent announced that it had concluded a successful trial demonstration of the fuel and we commenced supplying the first 2,500 buses of a large municipal fleet in Karnataka, India. Expanded fueling of this fleet continued during the third quarter of 2007 and it is anticipated that all 17,000 buses in this fleet will be running on our fuel by the end of the second quarter of 2008. In addition, the Company recently announced that O2Diesel and Energenics have formed a joint venture to secure Energenics’ rights to our fuel technology in the Asian region and to expand the development of this market.

Technical and Logistical Issues

Significant technical and logistical issues continued to affect our ability to generate sales in the third quarter of 2007. While we have made substantial progress in addressing these challenges over the course of the year, they have continued to impede our efforts to commercialize O2Diesel™ fuel. In general, these challenges fall into the following categories: (1) logistics of delivering and dispensing O2Diesel™, (2) obtaining consistent high quality fuel grade ethanol at competitive prices and (3) acquiring regulatory approval and an industry accepted specification for our “e-diesel” (ethanol-diesel) fuel. O2Diesel has devised several strategies to meet these challenges and has undertaken a variety of activities to overcome them and to position O2Diesel™ as a premium clean-burning fuel.

Logistics

Under the first element of our strategy, we have signed distribution agreements with fourteen jobbers, who in turn have centrally fueled fleets as their customers. We sell additive to these jobbers and assist them in purchasing ethanol by either locating ethanol suppliers or purchasing and reselling ethanol to them. However, we will only purchase ethanol as an accommodation to a jobber, because we do not wish to tie-up our limited working capital to finance the purchases of ethanol. The jobbers blend our additive and ethanol with diesel fuel and then sell O2Diesel™ to their customers. O2Diesel's sales force and technical staff work jointly with each jobber and the jobber's customers to assist in the transition from the use of regular diesel fuel toO2Diesel™. A key part of working with each jobber and its customers is to provide safety and training materials covering the use of the fuel. In addition, O2Diesel's technical staff works closely with each customer in the process of purchasing and installing flame arrestors and other devices for customer vehicles and storage facilities. In some cases, we are responsible for sourcing and installing these devices while, in other cases, our technical staff will only have an oversight role. Finally, our technical staff will work with the customer to insure that its storage facilities are clean and are compatible for storing and dispensing O2Diesel™.

5

O2Diesel Corporation
(A Development Stage Company)
September 30, 2007

Our sales strategy is to market and sell O2Diesel™ directly to companies, governmental port facilities and others that operate large centrally fueled fleets. These customers may include large truck and bus fleets, construction municipalities, and mining companies as well as port cargo handling facilities and agricultural users. To date, these customers have only included centrally fueled truck fleets and cargo handling facilities at a major port. In these transactions, the Company will maintain a similar working relationship with the customer's blending facilities and staff as it does with third party jobbers.

Secondly, as part of the process by which O2Diesel™ was approved for sale in California, the California Air Resources Board set a number of conditions that we must adhere to on an ongoing basis. One of the conditions is that all storage tanks in which O2Diesel™ is stored and all vehicles that use the fuel must be fitted with devices known as flame arrestors. Flame arrestors are safety devices which are intended to prevent a fire in case a spark or other type of ignition might inadvertently enter the fill inlet of a fuel tank. Imposing this requirement proved to be a serious issue prior to 2006, and was a serious challenge to our ability to effectively commercialize our technology in the U.S. Even though flame arrestor technology has been used for many years in other applications, flame arrestors in the required sizes and designs were not yet available as an “off the shelf item” for use with O2Diesel™ during this time. At the beginning of 2007, the flame arrestor challenge had been largely resolved for the vehicles within O2Diesel's target markets.

A third concern we have relates to the logistics and storage of O2Diesel™ for fleets and other diesel equipment that may use the fuel. In particular, it is very important that storage tanks be cleaned prior to the introduction of O2Diesel™ into the customer's refueling station. We have made important strides in working with customers to insure that their storage facilities are compatible with O2Diesel™ and have now included this step as a critical component of our implementation planning process.

The Company has taken several steps prior to 2007 to overcome these problems and to support the introduction of O2Diesel™ fuel to new customer opportunities. First, we assembled our knowledge and documentation regarding the design requirements of flame arrestors in the market areas we served and developed a catalogue of flame arrestors and parts that can be used for a wide variety of engine/vehicle types and customer applications. Second, we developed a checklist of procedures to be used by our technicians (in conjunction with our customer) that enabled our technicians to prepare a comprehensive fleet profile of hardware requirements, tank cleaning procedures and the time required to perform the work necessary to bring a fleet on-line. Third, we have identified several equipment vendors who we plan to work with so that needed equipment can be delivered to customer locations quickly and at competitive prices. Fourth, we have developed a training program that will enable our technicians to teach our customers' fleet maintenance staff about handling and storing O2Diesel™ fuel, fleet modification and maintenance issues that can be expected. Finally, we have developed a modest parts inventory at our laboratory facility so that in the event of an emergency, required parts can be supplied to our customers.

Our present planning methodology is based on a mutually agreed upon implementation time frame that requires the project to be a joint effort utilizing the customer's employees and identifies the timing and costs that the customer can expect. During 2005 and 2006, we continued the research and development efforts begun in 2004 to design and to identify flame arrestors, adaptors and other equipment for vehicles that use O2Diesel™. Where required, these devices have undergone and passed tests to insure that they are capable of complying with all required specifications. In addition, we have learned that certain engines require the fitting of a primer pump to insure that the vehicle starts and runs properly in hot weather. These devices are simple and readily available and the costs are known, but the necessity of adding these devices to certain vehicles has, in some cases, increased our costs as well as the time required to transition a fleet from using regular diesel fuel to the use of O2Diesel™.Lastly, in some buses, we have had to install safety fueling devices in the fuel inlet that serve the function of flame arrestors, but are generally more expensive. These particular devices are readily available in the market. To support our implementation efforts, we commissioned a third party engineering consulting firm to review our written safety training procedures as well as to conduct on-site reviews of four of our customer locations in order to evaluate the adequacy of the training and the quality of safety procedure implementation. The ensuing report from the consultant indicated that our safety program requirements were well conceived and were being followed quite closely at all locations. Additional safety procedures to enhance this program are currently being evaluated.

In the past, these issues have led to greater lead times than expected to convert fleets from using regular diesel to O2Diesel™. In fact, we have seen that the time it takes to do the conversion work can be the most important factor in bringing on more customers to use our fuel. As a means of mitigating the time required for converting a fleet, we have sought to have our customers complete much of this work under our direction. However, this policy is dependent upon obtaining an agreement from the customer to do the work. The actual time required to convert a fleet to use O2Diesel™ may be further limited by the availability of the customers' vehicles to be in one place long enough to effect the required changes. In some cases for safety, insurance or union reasons, customers will require that they complete all of the work necessary for their vehicles and diesel powered equipment to use O2Diesel™, as well as arranging to insure that their storage and dispensing facilities are compatible with the use of the fuel.

The Company has made significant progress in addressing these key logistical issues over the past several years and we now feel that we can provide the necessary support to our customers both before and during implementation of our fuel in their fleets. The Company anticipates that the work achieved prior to 2007 with all of these implementation factors will allow us to avoid the costs and delays we experienced in the past.

Ethanol Supply

Our experience has demonstrated that it is important to carefully select ethanol suppliers because there is a wide range of fuel grade ethanol in the marketplace. It is critical that the ethanol component of O2Diesel™ be of a consistently high quality and that it meet certain other specifications. Selection of ethanol suppliers and creating a relationship with those that can provide the quality of product we require is a significant need, and is a task that we will devote more time to during the remainder of 2007. We are currently working closely with the industry to identify ethanol suppliers who meet our criteria. As of September 30, 2007, we had continued to maintain contracts with two ethanol industry groups to provide a supply of limited amounts of ethanol at preferential pricing for our Midwestern customers.

In order to insure fuel quality, we have developed a quality control function that constantly tests the ethanol used by all customers. In addition, we have learned that it is necessary to test the quality of diesel blended with our additive and ethanol. Establishing our own laboratory facility has been a significant help to us in developing quality control standards, and for carrying out the tests that are necessary in preparing a fleet for conversion to use O2Diesel™. Additionally, the Company has installed several testing devices in the field so that samples can be evaluated more efficiently than with a centralized laboratory alone. None of these tests are time consuming or technically difficult, but they are critical to ensuring that our product functions as intended. As we gain more experience, it may not be necessary to conduct the level and frequency of tests that we expect to do over this coming year.

The Company has seen that even with a reliable supplier, the price of ethanol can be volatile as a result of a number of factors, such as the overall supply and demand, the level of government support, and the availability and price of competing products. For example, many petroleum refiners have recently replaced methyl tertiary butyl ether (MBTE) in gasoline with ethanol during the second quarter of 2006. The replacement of this ingredient in gasoline has caused the demand for ethanol to increase dramatically, with a corresponding increase in its price. A benefit of this phenomenon has been to increase the availability of ethanol at petroleum terminals when compared to the recent past. However, the rise in the cost of ethanol has made the price of O2Diesel™ fuel increase in relation to conventional diesel fuel during the first half of 2007. In the short term, it is the Company's strategy to contract with third parties to help control the costs of ethanol and reduce short-term exposure to price fluctuations by continuing our contracts with the ethanol industry groups for limited amounts of ethanol at preferred prices.

6

O2Diesel Corporation
(A Development Stage Company)
September 30, 2007

In the longer term, the Company has seen the clear advantage represented by partnerships with distributors who have access to high quality, price competitive ethanol in the local market. In this regard, our partnership with Energenics in Asia, Abengoa in Europe and Fair Energy in South America have provided significant support to our efforts to blend O2Diesel™ fuel at prices that are competitive with conventional diesel fuel in the markets we are entering. For this same reason, we have decided to acquire ProEco Energy so that we can have a similar quality and price advantage with our ethanol supply in the United States.

As a result of these efforts, the Company believes it has both an interim and long-term strategic opportunity to achieve a supply of high quality, price competitive ethanol among its key markets,

Regulatory Approval

As outlined in “Research and Development”, the Company must obtain regulatory approvals at a number of levels in order to be able to sell commercial quantities of O2Diesel™ in the United States. These approvals involve the Environmental Protection Agency (EPA) at the federal level, the California Air Resources Board (CARB) at the state level and the American Society for Testing Materials (ASTM) at both a military and industry level. The process of acquiring these approvals requires significant testing for emissions, impact to the environment, safety, performance and engine warranty considerations among a broad range of engine types and ages. In some cases, existing regulations or the interpretation of the requirements to meet these regulations can change over the testing periods, either because of new legislation, additional technical data in the industry or the agencies' understanding of the technology they are evaluating. Such changes can add significant time to completing the required testing, either through changes in protocols or additional tests to be performed. While the Company has achieved important verification of its technology among these various agencies, the time and expense required to obtain final approval remains quite lengthy. Our experience in Europe has been similar, indicating that final regulatory approval here will also take additional time. In Asia and South America, similar approvals need to be obtained, but we are able to rely on our strategic partners in these areas to assist us in obtaining the appropriate regulatory permission to sell our fuel.

The technical challenges in the past year have presented significant hurdles to commercializing our technology. In most cases, we have overcome these obstacles by the application of technical resources, payments to support our customers and a high level of customer service. All of this has been time-consuming and has slowed our ability to bring our product to market. But it has also created a base of knowledge which is helpful as we continue our efforts to commercialize our technology. We have been encouraged by the fact that among our customers, we have a municipal bus fleet and a port facility that have been successfully utilizing the fuel for more than one year. Even though we have gained a significant amount of technical knowledge, we will continue to refine our efforts in this area in order to improve our ability to bring on greater numbers of customers and to better predict the cost and timing of the work required to have fleets conform to the requirements of using our product.

Third Quarter Summary

Operating results for the nine month period ended September 30, 2007 showed mixed results compared to those during the nine month period ended September 30, 2006. Sales in the first nine months of 2007 more than doubled to $304,126, from $141,201 in the comparable 2006 period, primarily due to several major shipments of additive to our Asian distributor. Cost of goods sold increased by $132,342 reflecting a combination of the increased sales activity and higher raw material costs causing the gross margin percentage to be approximately 7.4% lower compared to the nine months ended September 30, 2006. ProEco operating expenses increased by $327,216 as, pursuant to the requirements of FIN 46R discussed previously, ProEco was consolidated with O2Diesel beginning in the third quarter of 2007. Selling and marketing expenses for the nine months ended September 30, 2007 were $239,488 higher than the comparable 2006 period, primarily reflecting higher sales and marketing costs at the Spanish subsidiary which was in start-up mode in the latter half of last year. Product testing and government grant expenses (net) in the nine months ended September 30, 2007 were $646,148 higher than in the period ended September 30, 2006 due to the combination of a $209,113 increase in research and development costs associated with the Spanish subsidiary offset by the $437,035 decrease in net government contract billing activity. General and administrative expenses for the nine months ended September 30, 2007 were $307,758 lower than for the comparable 2006 period primarily due to a $1.4 million decrease in FAS 123(R) stock compensation expense attributable to a cumulative adjustment of $1.6 million in 2006. These savings were largely offset by higher 2007 expenses related to share issuance costs for investor relations firms ($391,603), severance pay ($282,604), an officer’s restricted stock award ($273,299) and the use of additional accounting consultants related to the ProEco transaction ($267,901).

Cash Requirements, Liquidity and Risk Factors

Based on our projected level of expenses and the cash on hand as shown on our consolidated balance sheet at September 30, 2007, we will need to raise additional funds in 2007. Even with the capital raised in 2006 and 2007, we believe it will be necessary to raise additional funds in 2007 to allow us to execute our business plan and to be in compliance with the AMEX's listing standards.

To date, we have not had any bank trade facilities, except an overdraft line in the U.K. used to meet operating needs and a small vehicle loan. This overdraft facility was repaid and canceled during 2003 and the vehicle loan was paid off in November 2005. However if the Company achieves significant sales, we plan to apply for trading lines with banks in the U.S. and Brazil as a means to finance our working capital needs. In the third quarter of 2007, the Company continued to have favorable trade terms with its supplier, Cognis Deutschland GmbH (“Cognis”) for the supply of additive.

AMEX requires that minimum levels of stockholders' equity be maintained. In December, 2004, the Company was notified that it was not in compliance because its stockholders’ equity had dropped below the required minimums, and it had experienced continuing losses for the past four years. In order to return to full compliance, O2Diesel needed to have stockholders' equity of $6.0 million by June 2006 and maintain this level going forward. In accordance with the procedures of the AMEX, we filed a plan (“Plan”) with it to demonstrate the steps we will take to return to full compliance. On February 15, 2005, the AMEX notified us that it had accepted our Plan, and that we would be given until June 2006 in which to regain compliance with the AMEX's listing rules. To achieve that level of stockholders' equity, we anticipated having to raise a total of approximately $10.0 million in new equity during 2005. In December 2005, the Company determined that it could not meet certain conditions of the plan and met with representatives of the AMEX to discuss the need to develop an amended plan to demonstrate how the Company would be in compliance by June 2006. During 2006, as part of its efforts to meet these requirements, the Company closed an offer to existing warrant holders to exercise their warrants at a reduced price for proceeds of approximately $1.5 million (after expenses) and three private placements totaling $7.5 million.

On July 17, 2006, the Company received a letter from the AMEX indicating that the Company had regained compliance with AMEX listing requirements. At December 31, 2006, the Company was in compliance with AMEX listing requirements, but as of March 31, 2007, the Company was not able to meet the listing requirements. On June 29, 2007, the Company was notified by AMEX that it was not in compliance with the listing standards of the Exchange because it lacked the requisite amount of stockholders' equity. The Company was asked to submit a plan by July 27, 2007 advising AMEX of actions the Company would be taking to bring it into compliance with the continued listing standards by December 29, 2008.

On July 27, 2007, the Company filed a plan with the Exchange to describe the steps to be taken to return to full compliance. The Company has entered into a common stock purchase agreement to raise up to $10.0 million in new equity over a twenty-five month period starting on February 16, 2007. Also, the Company announced a private placement in which we raised an additional $2.52 million. The Company intends to raise additional new equity in conjunction with the acquisition of ProEco. We believe these actions will enable us to meet or exceed the equity requirements of the Exchange.

7

O2Diesel Corporation
(A Development Stage Company)
September 30, 2007

As a result of the lack of a sales history for our products, we do not have sufficient historical financial data for any periods on which to accurately forecast future revenues or operating expenses in connection with achieving such revenues. As such, we are not able to project with certainty the additional funds that may need to be raised. In 2005, we raised new equity of approximately $11.1 million, before payment of expenses. As stated previously, even with the fund raising completed in 2005, and the $8.7 million raised during 2006 and the $2.8 million raised in the first nine months of the current year, we will need to raise additional equity in 2007. We continue to hold discussions with a number of potential investors and work with a professional investor relations service company to assist with these efforts. In connection with our efforts to attract new investment, there can be no assurance that we will be successful in doing so. Nor can there be any assurance that the Company will generate sales and sponsorship fees followed by the collection of cash to offset our operating expenses.

As shown in the consolidated statements of operations contained in this report, we have generated only $123,128 and $304,126 in sales and had sponsorship income of $1,875 and $21,375 associated with the CityHome™ programs for the three and nine months ended September 30, 2007, respectively. As of the date of this report, excluding orders from Energenics, we have only minimal orders on hand for either O2D05 or O2Diesel™. Lastly, there can be no assurance that actual events will not differ from those anticipated, or that general economic conditions may not vary significantly in ways that could negatively impact our operations and cash position.

Research & Development

The Company has 81 patents granted or applications pending for nine different proprietary fuel and additive product inventions registered with the international WIPO (PCT) Registration System. Six inventions currently have 38 patents granted, and 22 applications pending, in 22 different countries in Europe, North America, South America and Asia. An additional three other inventions have 21 patent applications pending which are undergoing examination at the national level in 16 different countries. If patent applications for these latter three inventions are granted, we expect to immediately file related patent applications in several European, South American and Asian countries. During this period, O2Diesel's intellectual property rights over its additive products are protected through its registration with the WIPO (PCT) Registration System and its pending national patent applications.

As part of our cooperation agreement with Cognis, we, along with Cognis, are the joint owners of all patents covering both the use and composition of O2D05. All legal costs associated with preparing, filing and administering the jointly owned patents are shared equally by the Company and Cognis. We also have a number of patents that have been issued that relate to the predecessor technology of O2D05. As a strategic measure, we continue to fund all costs necessary to maintain some of these patents. O2Diesel is the sole owner of these latter patents, which in general cover the use and composition of its prior generation technology.

We have registered a trademark in the U.S. and the European Union for a mark which includes the words and numbers O2Diesel™ as well as a figurative logo of the words. We also registered trademarks for “CityHome” (and design) in eight classes of goods and services, “TODAY'S CLEAN AIR SOLUTION TOMORROW'S BRIGHTER FUTURE” and “CITYHO2ME”, each covering one class of goods and services.

The Company has incurred substantial costs in carrying out tests to demonstrate that the use of our product will enable customers to comply with environmental laws and regulations. As of September 30, 2007, we incurred external expenses of $650,202 during 2007 in the U.S. in connection with governmental sponsored projects and tests. Most of the costs incurred in these government test programs will be reimbursed by appropriations from the U.S. Departments of Energy and Defense.

At the end of the third quarter of 2007, we had government test programs in progress with total remaining costs to complete of approximately $1.3 million. Under these programs, a wide array of engine tests and product demonstrations are to be conducted to further prove the emissions benefits of O2Diesel™ and to show that the fuel performs well in specific applications.

Included in the foregoing programs are a number of emissions validation and verification projects as well as fleet demonstrations. All of the verification and validation programs are complicated and may take considerable time to complete. Finishing the protocols to allow O2Diesel™ to be classified as a Diesel Emission Control Strategy fuel by the California Air Resources Board and registering the fuel with the EPA so that the emissions benefits can be quantified in their testing protocols are critical to our success. At this point, we are at an early stage so that it is not possible to predict when this work will be completed or if we will obtain the desired results once it is completed. We are also working with the military on a procurement specification for O2Diesel™ alone or in combination with up to 20% biodiesel which should be completed this year. Based on the government funding in place, we believe that approximately 80% of the costs to conduct these tests and field demonstrations may be funded by appropriations from the U.S. Departments of Energy and Defense.

We have generated several successes in our fleet demonstration projects. These fleets are key to developing the no harm field experience necessary to demonstrate the commercial value of the fuel. Based upon its positive experience at Nellis Air Force base, the U.S. Air Force has expanded product demonstrations in Nevada to test O2Diesel™ with 20% biodiesel in twice the number of non-tactical military vehicles that were used in the original test fleet. O2Diesel™ is also conducting demonstrations with a number of school bus and transit agencies. In order to demonstrate the fuel’s capability in a broad array of conditions, O2Diesel™ and O2Diesel™ blended with up to 20% biodiesel are in fleets containing assorted engine types and uses and facing various weather conditions. We are continuing to refine our additive formulations in order to reduce their costs and increase their performance. In this regard, we have registered a second additive package with the Environmental Protection Agency that accomplishes both goals. Additionally we have formulated and field tested cold weather and detergent containing fuel formulations which are working as intended. We expect this work to continue in 2007 and 2008.

Employees

As of September 30, 2007, O2Diesel had fifteen full-time employees of which fourteen are in the U.S. and one is in Europe. We had one part-time employee. Currently, we rely on consultants to assist in commercializing our technology and to help us in key technical areas. At present, we employ seven consultants in the U.S.: three in marketing and business development; one laboratory technician, one chemist and two in regulatory affairs. The Company has entered into separate consulting contracts with two shareholders of its Brazilian subsidiary for the purpose of providing office rent and administrative services and in lieu of employment contracts with these two individuals. In Europe, we employ two consultants, one for general management and business development and one for regulatory affairs.

We will add new personnel in 2007 based on the pace of our commercialization. Under our business plan, we do not see the need to add employees in the U.S. or Brazil, but we do plan to add technical positions for our European market testing and development in 2007. We anticipate continuing to employ a total of eleven consultants serving in most of the same capacities in 2007.

8

O2Diesel Corporation
(A Development Stage Company)
September 30, 2007

ITEM 3. CONTROLS AND PROCEDURES.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. O2Diesel's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of O2Diesel's disclosure controls and procedures (as such term is defined in Rules13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this quarterly report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, O2Diesel's disclosure controls and procedures are effective.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING. During the most recent fiscal quarter, there have not been any changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect internal controls over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

None.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

Changes to Common Stock During the First Nine Months of 2007

Pursuant to the $10.0 Million Private Placement transaction, the Company entered into a common stock purchase agreement (the “Purchase Agreement”) which allows the Company, at it’s discretion, to sell up to $10.0 million of the Company’s common stock from time to time over a twenty-five month period. The Company has reserved for issuance up to 12,000,000 shares of the Company’s common stock for sale under this Purchase Agreement. Subject to earlier termination at the Company’s discretion, Fusion Capital's purchases commenced after June 8, 2007 when the SEC declared effective the registration statement related to the transaction. The Company issued 805,987 shares of the Company’s common stock as a commitment fee for entering into the Purchase Agreement. Fusion Capital is an “underwriter” within the meaning of the Securities Act.

During the quarter ended September 30, 2007, the Company did not execute any transactions under this agreement. During the nine months ended September 30, 2007, the Company executed five separate transactions under this agreement, selling a total of 970,994 shares of common stock at an average price of $0.515 per share for total proceeds of $500,000

Between June 26, 2007 and July 16, 2007, the Company entered into Agreements with five European institutional and private investors for the sale of 6,123,346 shares of the Company’s common stock at a purchase price of approximately $0.41 per share in a private placement, for total proceeds of $2,517,710 before commissions. As a condition to the enforceability of these agreements against the Company, the investors were required to fund the purchase price in an escrow account, which funds were received between June 19, 2007 and July 31, 2007.

As part of the sale, the Company issued warrants to purchase 1,530,827 shares of common stock at an exercise price of $0.62 per share during the period of six months to sixty-six months subsequent to issuance. The warrants expire sixty-six months after the date of issuance.

The Company was obligated to file a registration statement with the SEC including the common stock and the shares issuable upon exercise of the warrants within 90 days of the closing date. A Form S-3 registration statement, including these shares and shares issuable upon exercise of the warrants, was filed by the Company on October 18, 2007 and declared effective by the SEC on October 31, 2007. All the costs and expenses incurred in connection with the registration of the common stock and warrants are paid by the Company. The Company closed this transaction on July 20, 2007 and August 20, 2007.

On July 17, 2007, the Company repurchased 100,000 shares of its common stock for treasury for an aggregate purchase price of $40,100. The purchase price was $0.401 per share, which was the daily volume weighted average for the five trading days prior to the day the Company’s board of directors approved the repurchase.

SUBSEQUENT CHANGES IN SECURITIES

On October 17, 2007, the Company entered into a private financing agreement and a joint venture transaction with Energenics Holdings to provide funding and commercial support to develop the Asian market for O2Diesel™, the Company's ethanol diesel fuel blend.

The parties entered into a Common Stock and Warrant Purchase Agreement (the “Energenics Agreement”) pursuant to which Energenics Holdings agreed to purchase 2,551,020 shares of the Company's common stock in a private placement, for total proceeds of approximately $1.25 million. As part of the transaction, the Company agreed to issue a warrant to purchase 1,275,510 shares of common stock at an exercise price of $0.50 per share, which warrant will be issued upon the closing of the transactions contemplated by the Agreement and shall be exercisable from the date that is six months following the date of issuance until October 17, 2012 (“Investment Warrant”).

The parties also entered into a Shareholders Agreement, in which Energenics Holdings and the Company will jointly develop the market for O2Diesel™ in Asia through O2Diesel Asia Limited (“O2Diesel Asia”). Energenics Holdings agreed to pay the Company $750,000 for a fifty percent (50%) equity interest in O2Diesel Asia. The balance of the interest in O2Diesel Asia will be held by O2Diesel Europe Limited, a wholly-owned subsidiary of the Company. For the past year, pursuant to the Supply and Distribution Agreement, dated September 15, 2006, O2Diesel has supplied its additive to Energenics for the manufacture and distribution of O2Diesel™ in the Asian Pacific and South Asia.

The parties also entered into a License agreement whereby O2DieselEurope Limited (formerly AAE Technologies International Plc) will license to O2Diesel Asia certain patents and know-how that are required to make and sell O2Diesel™ in the territory in exchange for certain payments pursuant to the Shareholders Agreement. In addition, the Company entered into a similar License agreement with O2Diesel Asia pursuant to which the Company will pay to O2Diesel Asia a royalty based on sales of the Company's product in the territory.

As part of the transaction, upon the purchase of a certain quantity of O2D05 or the equivalent, the Company will also issue a warrant to purchase 1,500,000 shares of common stock at an exercise price of $0.50 per share, which warrant shall be exercisable during the period from the date of issuance until October 17, 2012 (“JV Warrant”).

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O2Diesel Corporation
(A Development Stage Company)
September 30, 2007

Also, as part of the transaction, upon the achievement by Energenics Holdings of certain levels of additional purchases of O2D05 or the equivalent, the Company issued additional warrants to purchase up to an aggregate of 6,500,000 shares of common stock at a price per share equal to the lesser of $0.50 or 106% of the closing price per share (rounded to the nearest cent) of the Company's common stock on the American Stock Exchange on the date such warrants are earned (“Market Development Warrants,” and, collectively with the Investment Warrant and the JV Warrant, the “Warrants”). The Market Development Warrants are exercisable from the date of issuance to October 17, 2012.

The parties expect to close the transaction in the fourth quarter of 2007.

The common stock and the Warrants were issued to the accredited investor in a transaction that will be exempt from registration pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The Company's Annual Meeting of shareholders was held on September 20, 2007 in Montchanin, Delaware. Of the 83,915,341 shares of common stock outstanding as of the record date of August 16, 2007, 43,226,227 shares, or 51.5% of the Company's capital stock, were present or represented by proxy at the meeting, constituting a quorum.

The following proposals were approved by the shareholders:

1.	Elect Mr. Alan Rae, and Mr. E. Holt Williams as Class C directors to hold office until the 2010 annual meeting of stockholders or until their respective successors are duly elected and qualified.

Votes Cast	Rae	Williams
For	42,832,053	42,870,307
Against	40,633	2,379
Abstain	353,541	353,541
Not Voted	-	-

Total	43,226,227	43,226,227

2.	Ratify the appointment of Mayer Hoffman McCann P.C. to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007.

Auditor
Votes Cast	Appointment
For	42,801,939
Against	251,442
Abstain	172,846
Not Voted	-

Total	43,226,227

ITEM 5. OTHER INFORMATION.

Election of Alan Rae as President
On November 9, 2007, the Board of Directors of the Company appointed Mr. Rae as the President of the Company.

Bylaws
On November 9, 2007, the Board of Directors of the Company voted to amend Sections 5.2, 5.4 and 5.5 of the Bylaws of the Company to allow for the issuance and transfer of uncertificated shares of the Company’s stock.  This amendment was adopted to allow the Company to participate in the Direct Registration System, which, effective January 1, 2008, will be required of all AMEX listed companies.  A copy of the Company’s amended Bylaws is attached hereto as Exhibit 3.1, and incorporated herein by reference.

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O2Diesel Corporation
(A Development Stage Company)
September 30, 2007

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

The following exhibits are filed herewith.

Exhibit
Number	Description
3.1	Amended and Restated Bylaws (4)

10.1	Form of Common Stock and Warrant Purchase Agreement for $2.52 million private placement (1)

10.2	Form of Warrant for $2.52 million private placement (1)

10.3	Separation Agreement with Richard Roger* (2)

10.4	Employment Agreement with Richard Roger* (3)

31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (4)

31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (4)

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (4)

(1)	Previously filed as an exhibit to the Company’s current report on Form 8-K/A on July 20, 2007, and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Company’s current report on Form 8-K on August 3, 2007, and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Company’s current report on Form 8-K on August 3, 2005, and incorporated herein by reference.

(4)	Filed herewith.

* Indicates a management contract or compensatory plan.

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12. SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

O2DIESEL CORPORATION (Registrant)

Date: November 14, 2007	By:	/s/ Alan Rae
Alan Rae
Chief Executive Officer (Principal Executive Officer)

Date: November 14, 2007	By:	/s/ David H. Shipman
David H. Shipman
Chief Financial Officer (Principal Financial and Accounting Officer)

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AMENDED AND RESTATED

BYLAWS

OF

O2DIESEL CORPORATION

SECTION 1.   OFFICES

1.1.    Registered Office. The registered office of O2Diesel Corporation (“Corporation”) in the State of Delaware is located at the Corporation Services Company, 2711 Centerville Road, Wilmington, Delaware 19808.

1.2.    Principal Office. The principal office of the Corporation shall be located at the principal place of business of such other place as the Board of Directors (“Board” and each a “Director”) may designate. The Corporation may have such other offices as the Board may designate or as the business of the Corporation may require.

SECTION 2.   STOCKHOLDERS

2.1.    Annual Meeting. The annual meeting of the stockholders to elect Directors and transact such other business as may properly come before the meeting shall be held on a date not more than 180 days after the end of the Corporation’s fiscal year, such date and time to be determined by the Board.

2.2.    Special Meetings. Special meetings of the stockholders may be called at any time by the President or a majority of the Board.

2.3.    Date, Time and Place of Meeting. Except as otherwise provide in these Bylaws, all meetings of stockholders, including those held pursuant to demand by stockholders, shall be held on such date and at such time and place designated by or at the direction of the Board.

2.4.    Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be given by or at the direction of the Board, the Chairman of the Board, the President or the Secretary to each stockholder entitled to notice of or to vote at the meeting not less than 10 nor more than 60 days before the meeting, except that notice of a meeting to act on an amendment to the Certificate of Incorporation, a plan of merger or share exchange, the sale, lease, exchange or other disposition of all or substantially all of the Corporation’s assets other than in the regular course of business or the dissolution of the Corporation shall be given not less than 20 or more than 60 days before such meeting. If an annual or special stockholders’ meeting is adjourned to a different date, time or place, no notice of the new date, time or place is required if they are announced at the meeting before adjournment. If a new record date for the adjourned meeting is or must be fixed, notice of the adjourned meeting must be given to stockholders entitled to notice of or to vote as of the new record date.

Such notice may be transmitted by mail, private carrier, personal delivery, telegraph, teletype or communications equipment that transmits a facsimile of the notice. If those forms of written notice are impractical in the view of the Board, the Chairman of the Board, the President or the Secretary, written notice may be transmitted by an advertisement in a newspaper of general circulation in the area of the Corporation’s principal office. If such notice is mailed, it shall be deemed effective when deposited in the official government mail, first-class postage prepaid, properly addressed to the stockholder at such stockholder’s address as it appears in the Corporation’s current record of stockholders. Notice given in any other manner shall be deemed effective when dispatched to the stockholder’s address, telephone number or other number appearing on the records of the Corporation. Any notice given by publication as herein provided shall be deemed effective five days after first publication.

2.5.    Waiver of Notice. Whenever any notice is required to be given by an stockholder under the provisions of these Bylaws, the Certificate of Incorporation or the General Corporation Law of Delaware (“DGCL”), a waiver of notice in writing, signed by the person or persons entitled to such notice and delivered to the Corporation, whether before or after the date and time of the meeting or before or after the action to be taken by consent is effective, shall be deemed equivalent to the giving of such notice. Further, notice of the time, place and purpose of any meeting will be deemed to be waived by any stockholder by attendance in person or by proxy, unless such stockholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting.

2.6.    Fixing of Record Date for Determining Stockholders. For the purpose of determining stockholders entitled (a) to notice of or to vote at any meeting of stockholders or any adjournment thereof, (b) to demand a special meeting, or (c) to receive payment of any dividend, or in order to make a determination of stockholders for any other purpose, the Board may fix a future date as the record date for any such determination. Such record date shall be not more than 70 days, and, in case of a meeting of stockholders, not less than 10 days, prior to the date on which the particular action requiring such determination is to be taken. If no record date is fixed for the determination of stockholders entitled to notice of or to vote a meeting, the record date shall be the day immediately preceding the date on which notice of the meeting is first given to stockholders. Such a determination shall apply to any adjournment of the meeting unless the Board fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting. If no record date is set for the determination of stockholders entitled to receive payment of any stock, dividend or distribution (other than one involving a purchase, redemption or other acquisition of the Corporation’s shares), the record date shall be the date the Board authorizes the stock dividend or distribution. The Corporation shall not close its stock transfer books for any purpose while any shares are listed on any stock exchange.

2.7.    Advance Notice of Business at Annual Meetings. At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be brought properly before an annual meeting, business must be either (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the President or the Board, (2) otherwise properly brought before the meeting by or at the direction of the Board, or (3) properly brought before the meeting by a stockholder. In addition to any other applicable requirements, for business to be brought properly before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation by the close of business on the Advance Notice Date (as defined below). A stockholder’s notice shall set forth as to each matter the stockholder proposes to bring before the annual meeting (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and record address of the stockholder proposing such business, (3) the class and number of shares of the corporation that are beneficially owned by the stockholder and (4) any material interest of the stockholder in such business.

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For the purposes of these Bylaws, the “Advance Notice Date” shall be one of the following:

a. in the case of an annual meeting only, the date 75 days before the anniversary date of the prior year’s meeting, if (i) there was an annual meeting in the prior year and (ii) the date of the current year’s annual meeting is not more than 30 days before or after the anniversary date of the prior year’s annual meeting; or

b. if clause (a) does not apply, the date 45 days prior to the date of the current year’s annual meeting or a special meeting if at least 60 days’ notice or prior public disclosure of the date of the current year’s annual meeting or the special meeting is given or made; or

c. if neither clause (a) nor clause (b) applies, the date 15 days after the day on which notice of the date of the current year’s annual meeting or the special meeting was mailed or public disclosure was made.

Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Section 2.7, provided, however, that nothing in this Section 2.7 shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting in accordance with said procedure.

The Chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the foregoing procedure, and if the chairman should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

2.8.    Voting Record. At least 10 days before each meeting of stockholders, an alphabetical list of the stockholders entitled to notice of such meeting shall be made, arranged by voting group and by each class or series of shares, with the address of and number of shares held by each stockholder. This record shall be kept at the principal office of the Corporation for 10 days prior to such meeting, and shall be kept open at such meeting, for the inspection of any stockholder or any stockholder’s agent or attorney.

2.9.    Quorum. Except with respect to any greater requirement contained in the Certificate of Incorporation or the DGCL, one-third of the votes entitled to be cast on a matter by the holders of shares that, pursuant to the Certificate of Incorporation or the DGCL, are entitled to vote and be counted collectively upon such matter, represented in person or by proxy, shall constitute a quorum of such shares at a meeting of stockholders. If less than the required number of such votes are represented at a meeting, a majority of the votes so represented may adjourn the meeting from time to time. Any business may be transacted at a reconvened meeting that might have been transacted at the meeting as originally called, provided a quorum is present or represented at such meeting. Once a share is represented for any purpose at a meeting other than solely to object to holding the meeting or transacting business, it is deemed present for quorum purposes for the remainder of the meeting and any adjournment (unless a new record date is or must be set for the adjourned meeting), notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

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2.10.    Manner Of Acting. If a quorum is present, action on a matter other than the election of Directors shall be approved if the votes cast in favor of the action by the shares entitled to vote and be counted collectively upon such matter exceed the votes cast against such action by the shares entitled to vote and be counted collectively thereon, unless the Certificate of Incorporation or the DGCL requires a greater number of affirmative votes. Whenever the DGCL permits a Corporation’s Bylaws to specify that a lesser number of shares than would otherwise be required shall suffice to approve an action by stockholders, these Bylaws hereby specify that the number of shares required to approve such an action shall be such lesser number.

2.11.    Proxies. A stockholder may vote by proxy executed in writing by the stockholder or by his or her attorney-in-fact or agent. Such proxy shall be effective when received by the Secretary or other officer or agent authorized to tabulate votes. A proxy shall become invalid 3 years after the date of its execution, unless otherwise provided in the proxy. A proxy with respect to a specified meeting shall entitle its holder to vote at any reconvened meeting following adjournment of such meeting but shall not be valid after the final adjournment.

2.12.    Voting Shares. Except as provided in the Certificate of Incorporation, each outstanding share entitled to vote with respect to a matter submitted to a meeting of stockholders shall be entitled to one vote upon such matter.

2.13.    Voting for Directors. Each stockholder entitled to vote to an election of Directors may vote, in person or by proxy, the number of shares owned by such stockholder for as many persons as there are Directors to be elected and for whose election such stockholder has a right to vote. Stockholders shall not have the right to cumulate their votes. Unless otherwise provided in the Certificate of Incorporation, the candidates elected shall be those receiving the largest number of votes cast, up to the number of Directors to be elected.

2.14.    Conduct of Meeting. Meetings of the stockholders shall be presided over by one of the following officers in the order specified and if present and acting: the Chairman of the Board, the President, or if none of the foregoing is in office and present and acting, a chairman designated by the Board or, in the absence of such designation, a chairman chosen by the stockholders at the meeting. The Secretary of the Corporation, if present, shall act as secretary of every meeting, but if the Secretary is not present the chairman of the meeting shall appoint a secretary of the meeting.

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The Board may adopt such rules, regulations and procedures for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgement of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, (i) the establishment of an agenda or order of business for the meeting, (ii) rules and procedures for maintaining order at the meeting and the safety of those present, (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine, (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof, and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

SECTION 3.   BOARD OF DIRECTORS

3.1.    General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board, except as may be otherwise provided in these Bylaws, the Certificate of Incorporation or the DGCL.

3.2.    Number, Classification and Tenure. The Board shall be composed of not less than one nor more than nine Directors. Except with respect to the initial Director, the specific number of Directors shall be set by resolution of the Board or, if the Directors in office constitute fewer than a quorum of the Board, by the affirmative vote of a majority of all the Directors in office. The number of Directors of this Corporation may be increased or decreased from time to time in the manner provided herein, but no decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director. The Directors shall be divided into three classes, as nearly equal in number as the then total number of Directors constituting the entire Board permits, with the term of office of one class expiring each year. The initial Class A Directors shall hold office for a term expiring at the 2005 annual meeting of stockholders; the initial Class B Directors shall hold office for a term expiring at the 2006 annual meeting of stockholders; and the initial Class C Directors shall hold office for a term expiring at the 2007 annual meeting of stockholders. At each such annual meeting of stockholders and at each annual meeting thereafter, successors to the class of Directors whose term expires at that meeting shall be elected for a term expiring at the third annual meeting following their election and until their successors shall be elected and qualified, subject to prior death, resignation, retirement or removal. Absent his or her death, resignation or removal, a Director shall continue to serve despite the expiration of the Director’s term until his or her successor shall have been elected and qualified or until there is a decrease in the number of Directors. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, but in no event will a decrease in the number of Directors shorten the term of any incumbent Director.

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3.3.    Annual and Regular Meetings. An annual Board meeting shall be held without notice immediately after and at the same place as the annual meeting of stockholders. By resolution the Board, or any committee designated by the Board, may specify the time and place for holding regular meetings without notice other than such resolution.

3.4.    Special Meetings. Special meetings of the Board or any committee designated by the Board may be called by or at the request of the Chairman of the Board, the President, the Secretary or, in the case of special Board meetings, any one-third or more of the Directors in office and, in the case of any special meeting of any committee designated by the Board, by its Chairman. The person or persons authorized to call special meetings may fix any place for holding any special Board or committee meeting called by them.

3.5.    Meetings by Communications Equipment. Members of the Board or any committee designated by the Board may participate in a meeting of such Board or committee by, or conduct the meeting through the use of, any means of communication by which all Directors participating in the meeting can hear each other during the meeting. Participation by such means shall constitute presence in person at a meeting.

3.6.    Notice Of Special Meetings. Notice of a special Board or committee meeting stating the place, day and hour of the meeting shall be given to a Director in writing or orally. Neither the business to be transacted at nor the purpose of any special meeting need be specified in the notice of such meeting. It shall be deemed sufficient notice to a director to send notice by mail at least five days before the meeting, or by fax at least two days before the meeting.

3.7.    Waiver of Notice.

3.7.1.    In Writing. Whenever any notice is required to be given to any Director under the provisions of these Bylaws, the Certificate of Incorporation or the DGCL, a waiver thereof in writing, signed by the person or persons entitled to such notice and delivered to the Corporation, whether before or after the date and time of the meeting, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Board or any committee designated by the Board need be specified in the waiver of notice of such meeting.
3.7.2.    By Attendance. A Director’s attendance at or participation in a Board or committee meeting shall constitute a waiver of notice of such meeting, unless the Director at the beginning of the meeting, or promptly upon his or her arrival, objects to holding the meeting or transacting business at such meeting and does not thereafter vote for or assent to action taken at the meeting.

3.8.    Quorum. A majority of the number of Directors fixed by or in the manner provided in these Bylaws shall constitute a quorum for the transaction of business at any Board meeting but, if less than a majority are present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice. A majority of the number of Directors composing any committee of the Board, as established and fixed by resolution of the Board, shall constitute a quorum for the transaction of business at any meeting of such committee but, if less than a majority are present at a meeting, a majority of such Directors present may adjourn the committee meeting from time to time without further notice.

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3.9.    Manner of Acting. If a quorum is present when the vote is taken, the act of the majority of the Directors present at a Board or committee meeting shall be the act of the Board or such committee, unless the vote of a greater number is required by these Bylaws, the Certificate of Incorporation or the DGCL.

3.10.    Presumption of Assent. A Director of the Corporation who is present at a Board or committee meeting at which any action is taken shall be deemed to have assented to the action taken unless (a) the Director objects at the beginning of the meeting, or promptly upon the Director’s arrival, to holding the meeting or transacting any business at such meeting, (b) the Director’s dissent or abstention from the action taken is entered in the minutes of the meeting, or (c) the Director delivers written notice of the Director’s dissent or abstention to the presiding officer of the meeting before its adjournment or to the Corporation within a reasonable time after adjournment of the meeting. The right of dissent or abstention is not available to a Director who votes in favor of the action taken.

3.11.    Action by Board or Committees Without a Meeting. Any action that could be taken at a meeting of the Board or of any committee created by the Board may be taken without a meeting if one or more written consents setting forth the action so taken are signed by each of the Directors or by each committee member either before or after the action is taken and delivered to the Corporation. Action taken by written consent of Directors without a meeting is effective when the last Director signs the consent, unless the consent specifies a later effective date. Any such written consent shall be inserted in the minute book as if it were the minutes of a Board or a committee meeting.

3.12.    Resignation. Any Director may resign from the Board or any committee of the Board at any time by delivering either oral tender of resignation at any meeting of the Board or any committee, or written notice to the Chairman of the Board, the President, the Secretary or the Board. Any such resignation is effective upon delivery thereof unless the notice of resignation specifies a later effective date and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.13.    Removal. At a meeting of stockholders called expressly for that purpose, one or more members of the Board, including the entire Board, may be removed with or without cause (unless the Certificate of Incorporation permit removal for cause only) by the holders of the shares entitled to elect the Director or Directors whose removal is sought if the number of votes cast to remove the Director exceeds the number of votes cast not to remove the Director.

3.14.    Vacancies. If a vacancy occurs on the Board, including a vacancy resulting from an increase in the number of Directors, the Board may fill the vacancy, or, if the Directors in office constitute fewer than a quorum of the Board, they may fill the vacancy by the affirmative vote of a majority of all the Directors in office. The stockholders may fill a vacancy only if there are no Directors in office. A Director elected to fill a vacancy shall serve only until the next election of Directors by the stockholders.

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3.15.    Executive and Other Committees.

3.15.1.    Creation Of Committees. The Board, by resolution adopted by the greater of a majority of the Directors then in office and the number of Directors required to take action in accordance with these Bylaws, may create standing or temporary committees, including an Executive Committee, and appoint members from its own number and invest such committees with such powers as it may see fit, subject to such conditions as may be prescribed by the Board, the Certificate of Incorporation, these Bylaws and applicable law. Each committee must have two or more members, who shall serve at the pleasure of the Board.

3.15.2.    Authority of Committees. Each Committee shall have and may exercise all the authority of the Board to the extent provided in the resolution of the Board creating the committee and any subsequent resolutions adopted in like manner, except that no such committee shall have the authority to: (1) authorize or approve a distribution except according to a general formula or method prescribed by the Board, (2) approve or propose to stockholders actions or proposals required by the DGCL to be approved by stockholders, (3) fill vacancies on the Board or any committee thereof, (4) amend the Certificate of Incorporation pursuant to DGCL, (5) adopt, amend or repeal Bylaws, (6) approve a plan of merger not requiring stockholder approval, or (7) authorize or approve the issuance or sale of contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares except that the Board may authorize a committee or a senior executive officer of the Corporation to do so within limits specifically prescribed by the Board.

3.15.3.    Minutes of Meetings. All committees shall keep regular minutes of their meetings and shall cause them to be recorded in books kept for that purpose.

3.15.4.    Removal. The Board may remove any member of any committee elected or appointed by it but only by the affirmative vote of the greater of a majority of Directors then in office and the number of Directors required to take action in accordance with these Bylaws.

3.16.    Compensation. By Board resolution, Directors and committee members may be paid either expenses, if any, of attendance at each Board or committee meeting, or a fixed sum for attendance at each Board or committee meeting, or a stated salary as Director or a committee member, or a combination of the foregoing. No such payment shall preclude any Director or committee member from serving the Corporation in any other capacity and receiving compensation therefore.

SECTION 4.   OFFICERS

4.1.    Appointment and Term. The officers of the Corporation shall be those officers appointed from time to time by the Board or by any other officer empowered to do so. The Board shall have sole power and authority to appoint executive officers. As used herein, the term “executive officer” shall mean the President, the chief financial officer and any other officer designated by the Board as an executive officer. The Board or the President may appoint such other officers to hold office for such period, have such authority and perform such duties as may be prescribed. The Board may delegate to any other officer the power to appoint any subordinate officers and to prescribe their respective terms of office, authority and duties. Any two or more offices may be held by the same person. Unless an officer dies, resigns or is removed from office, he or she shall hold office until his or her successor is appointed.

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4.2.    Resignation. Any officer may resign at any time by delivering written notice to the Corporation. Any such resignation is effective upon delivery, unless the notice of resignation specifies a later effective date, and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective.

4.3.    Removal. Any officer may be removed by the Board at any time, with or without cause. An officer or assistant officer, if appointed by another officer, may be removed at any time, with or without cause, by any officer authorized to appoint such officer or assistant officer.

4.4.    Contract Rights of Officers. The appointment of an officer does not itself create contract rights.

4.5.    Chairman of the Board. If appointed, the Chairman of the Board shall perform such duties as shall be assigned to him or her by the Board from time to time, and shall preside over meetings of the Board and stockholders unless another officer is appointed or designated by the Board of Chairman of such meetings.

4.6.    President. If appointed, the President shall be the chief executive officer of the Corporation unless some other offices is to designated by the Board, shall preside over meetings of the Board and stockholders in the absence of a Chairman of the Board, and, subject to the Board’s control, shall supervise and control all the assets, business and affairs of the Corporation. In general, the President shall perform all duties incident to the office of President and such other duties as are prescribed by the Board from time to time. If no Secretary has been appointed, the President shall have responsibility for the preparation of minutes of meetings of the Board and stockholders and for authentication of the records of the Corporation.

4.7.    Vice President. In the event of the death of the President or his or her inability to act, the Vice President (or if there is more than one Vice President, the Vice President who was designated by the Board as the successor to the President, or if no Vice President is so designated, the Vice President first elected to such office) shall perform the duties of the President, except as may be limited by resolution of the Board, with all the powers of and subject to all the restrictions upon the President. Vice Presidents shall perform such other duties as from time to time may be assigned to them by the President or by or at the direction of the Board.

4.8.    Secretary. If appointed, the Secretary shall be responsible for preparation of minutes of the meetings of the Board and stockholders, maintenance of the Corporation records and stock registers, and authentication of the Corporation’s records, and shall in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the President or by or at the direction of the Board. In the absence of the Secretary, an Assistant Secretary may perform the duties of the Secretary.

4.9.    Treasurer. If appointed, the Treasurer shall have charge and custody of and be responsible for all funds and securities of the Corporation, receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in banks, trust companies or other depositories selected in accordance with the provisions of these Bylaws, and in general perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President or by or at the direction of the Board. In the absence of the Treasurer, an Assistant Treasurer may perform the duties of the Treasurer.

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4.10.    Salaries. The salaries of the officers shall be fixed from time to time by the Board or by any person or persons to whom the Board has delegated such authority. No officer shall be prevented from receiving such salary by reason of the fact that he or she is also a Director of the Corporation.

SECTION 5.   CERTIFICATES FOR SHARES AND THEIR TRANSFER.

5.1.    Issuance of Shares. No shares of the Corporation shall be issued unless authorized by the Board, or by a committee designated by the Board to the extent such committee is empowered to do so.

5.2.    Certificates for Shares. Certificates representing shares of the Corporation shall be signed, either manually or in facsimile, by the President or any Vice President and by the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary and shall include on their face written notice of any restrictions that may be imposed on the transferability of such shares. All certificates shall be consecutively numbered or otherwise identified.

Notwithstanding the foregoing provisions regarding certificates for stock, the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock be uncertificated. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be).

5.3.    Stock Records. The stock transfer books shall be kept at the principal office at the Corporation or at the office of the Corporation’s transfer agent or registrar. The name and address of each person to whom certificates for shares are issued, together with the class and number of shares represented by each such certificate and the date of issue thereof, shall be entered on the stock transfer books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

5.4.    Transfer of Shares of Stock. Subject to the restrictions, if any, stated or noted on the stock certificates, transfers of shares of the Corporation shall be made only on the stock transfer books of the Corporation pursuant to authorization or document of transfer made by the holder of record thereof or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney-in-fact authorized by power of attorney duly executed and filed with the Secretary of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificates for a like number of shares shall have been surrendered and canceled. Uncertificated shares of stock may be transferred in accordance with such rules and regulations as the Chairman of the Board, the President, or any Vice President, the Treasurer or the Secretary of the Corporation may deem expedient concerning such transfer.

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5.5.    Lost or Destroyed Certificates. In the case of a lost, destroyed or damaged certificate, a new certificate (or uncertificated shares) may be issued in its place upon such terms and indemnity to the Corporation as the Board may prescribe.

SECTION 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

6.1.    Action by Others. The Corporation (1) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a Director or an officer of the Corporation and (2) except as otherwise required by Section 6.3 of this Article, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

6.2.    Actions by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

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6.3.    Successful Defense. To the extent that it is determined by a final judicial determination that a person who is or was a Director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 6.1 or Section 6.2 of this Article, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

6.4.    Specific Authorization. Any indemnification under Section 6.1 or Section 6.2 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in said Sections 6.1 and 6.2. Such determination shall be made (1) by the Board by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

6.5.    Advance of Expenses. Expenses incurred by any person who may have a right of indemnification under this Article in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the specific case upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount if it shall ultimately be finally judicially determined that he or she is not entitled to be indemnified by the Corporation pursuant to this Article.

6.6.    Right of Indemnity Not Exclusive. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

6.7.    Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of or participant in another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article, Section 145 of the DGCL or otherwise.

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6.8.    Invalidity of Any Provisions of This Article. The invalidity or unenforceability of any provision of this Article shall not affect the validity or enforceability of the remaining provisions of this Article.

SECTION 7.   AMENDMENTS.

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board, except that the Board may not repeal or amend any Bylaw that the stockholders have expressly provided, in amending or repealing such Bylaw, may not be amended or repealed by the Board. The stockholders may also alter, amend and repeal these Bylaws or adopt new Bylaws. All Bylaws made by the Board may be amended, repealed, altered or modified by the stockholders.

SECTION 8.   GENERAL PROVISIONS

8.1.    Fiscal Year. Except as otherwise designated from time to time by the Board , the fiscal year of the Corporation shall begin on the first day of January and end on the last day of December.

8.2.    Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board. The Secretary shall be the custodian of the seal, and a duplicate seal may be kept and used by any other officer the Board may authorize.

8.3.    Certificate of Incorporation. All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as in effect from time to time.

8.4.    Execution of Instruments. The President and the Secretary shall have power to execute and deliver on behalf and in the name of the Corporation any instrument requiring the signature of an officer of the Corporation, including deeds, contracts, mortgages, bonds, notes, debentures, checks, drafts and other orders for the payment of money. In addition, the Board, the President and the Secretary may expressly delegate such powers to any other officer or agent of the Corporation.

8.5.    Voting of Securities. The President and the Secretary, and each other person authorized by the Board, each acting singly, may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at any meeting of stockholders or owners of other interests of any other corporation or organization the securities of which may be held by this Corporation. In addition, the Board, the President or the Secretary may expressly delegate such powers to any other officer or agent of the Corporation.

8.6.    Evidence of Authority. A certificate by the Secretary or a temporary secretary as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall, as to all persons who rely on the certificate in good faith, be conclusive evidence of that action.

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8.7.    Transactions with Interested Parties. No contract or transaction between the Corporation and one or more of the directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of the directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for that reason or solely because the director or officer is present at or participates in the meeting of the Board or a committee of the Board that authorizes the contract or transaction or solely because the vote of any such director is counted for such purpose, if:

a. The material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the Board or such committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

b. The material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

c. The contract or transaction is fair to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee of the Board or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee that authorizes the contract or transaction.

8.8.    Books and Records. The books and records of the Corporation shall be kept at such places within or without the State of Delaware as the Board may from time to time determine.

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Exhibit 31.1

CERTIFICATIONS OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alan R. Rae, certify that:

1. I have reviewed this report on Form 10-QSB of O2Diesel Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to the guidance of Release No. 33-8238 (June 5, 2003)];

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: November 14, 2007

/s/ Alan R. Rae
Alan R. Rae
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS OF THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David H. Shipman, certify that:

1. I have reviewed this report on Form 10-QSB of O2Diesel Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to the guidance of Release No. 33-8238 (June 5, 2003)];

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: November 14, 2007

/s/ David H. Shipman
David Shipman
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. Sec.1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of O2Diesel Corporation (the “Company”) on Form 10-QSB for the period ended September 30, 2007, as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Alan Rae, Chief Executive Officer of the Company and I, David H. Shipman, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 14, 2007

By:	/s/ Alan Rae	By:	/s/ David H. Shipman
Name:	Alan Rae	Name:	David H. Shipman
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

This certificate is being made for the exclusive purpose of compliance by the Chief Executive Officer and Chief Financial Officer of the Company with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, and may not be disclosed, distributed or used by any person or for any reason other than as specifically required by law.

A signed original of this written statement required by Section 906 has been provided to O2Diesel Corporation and will be retained by O2Diesel Corporation and furnished to the Securities and Exchange Commission or its staff upon request.